 Filed pursuant to General Instruction II.L. of Form F-10
 File No. 333-268493
PROSPECTUS SUPPLEMENT
(to Prospectus dated November 21, 2022)
FORTIS INC.
$500,000,000
COMMON SHARES
This prospectus supplement (the “Prospectus Supplement”), together with the short form base shelf prospectus to which it relates dated November 21, 2022, as amended or supplemented (the “Prospectus”), qualifies the distribution (the “Offering”) of common shares of Fortis Inc. (the “Common Shares”) having an aggregate sale price of up to $500,000,000 (or the equivalent in U.S. dollars determined using the average daily exchange rate posted by the Bank of Canada on the date the Common Shares are sold). See “Plan of Distribution”.
Our issued and outstanding Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) under the symbol “FTS”. On September 15, 2023, the closing prices of the Common Shares on such exchanges were $56.50 and US$41.73, respectively. We have applied to list the Common Shares offered by this Prospectus Supplement for trading on the TSX and the NYSE. The listing of such Common Shares on the TSX and the NYSE will be subject to our fulfillment of all of the listing requirements of the TSX and NYSE, respectively.
We have entered into an equity distribution agreement dated September 19, 2023 (the “Distribution Agreement”) with CIBC World Markets Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc. (collectively, the “Canadian Agents”) and CIBC World Markets Corp., RBC Capital Markets, LLC, Scotia Capital (USA) Inc., TD Securities (USA) LLC (collectively, the “U.S. Agents” and, together with the Canadian Agents, the “Agents”) pursuant to which we may distribute Common Shares in the Offering from time to time through the Agents, as agents, in accordance with the terms of the Distribution Agreement. Sales of Common Shares, if any, under this Prospectus Supplement and the accompanying Prospectus are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 — Shelf Distributions (“NI 44-102”), including sales made: (i) in privately negotiated transactions with our consent and, if required, the consent of the TSX and the NYSE; (ii) as block transactions; (iii) by the Agents directly on the TSX, the NYSE or any other trading market for the Common Shares in Canada or the United States (the “U.S.”); or (iv) by any method permitted by law. The Common Shares will be distributed at the market prices prevailing at the time of the sale. As a result, prices at which Common Shares are sold may vary as between purchasers and during the period of any distribution. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after raising only a portion of the offering amount set out above, or none at all. See “Plan of Distribution”.
We will pay the Agents compensation for their services in acting as agents in connection with the sale of Common Shares pursuant to the Distribution Agreement of 1% of the gross sales price per Common Share sold (the “Commission”), which amount will be paid in the same currency as the Common Shares to which such Commission pertains were sold.
Investing in the Common Shares involves certain risks that should be carefully considered. See the “Risk Factors” section of the Prospectus, as well as “Risks Related to the Common Shares” in this Prospectus Supplement.
We are permitted, under the multi-jurisdictional disclosure system adopted by the U.S. and Canada, to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from U.S. disclosure requirements. Financial statements incorporated by reference herein have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).
The acquisition of the securities described herein may subject you to tax consequences in both the U.S. and Canada. This Prospectus Supplement and the accompanying Prospectus may not describe these tax consequences fully. See “Certain Canadian Federal Income Tax Considerations” and “Certain U.S. Federal Income Tax Considerations”.
Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely because we are incorporated under the laws of the Province of Newfoundland and Labrador, Canada, some of our officers and directors and some of the experts named in this Prospectus Supplement and the Prospectus are non-U.S. residents, and some of our assets and some of the assets of those officers, directors and experts are located outside of the U.S. See “Enforceability of Civil Liabilities”.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SEC PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
CIBC Capital Markets	RBC Capital Markets	Scotiabank	TD Securities
The date of this prospectus supplement is September 19, 2023
(continued on next page)

(continued from cover)
As sales agents, the Agents will not engage in any transactions to stabilize or maintain the price of the Common Shares. No Agent under the Offering, and no person or company acting jointly or in concert with an Agent, may, in connection with the Offering, enter into any transaction that is intended to stabilize or maintain the market price of the Common Shares, including selling an aggregate number of Common Shares that would result in the Agent creating an over-allocation position in the Common Shares.
Each of the Agents is an affiliate of a financial institution that has, either solely or as a member of a syndicate of financial institutions, extended credit facilities to, or holds other indebtedness of, us and/or our subsidiaries. Consequently, we may be considered a “connected issuer” of the Agents within the meaning of applicable securities legislation. The net proceeds from the Offering may be used to reduce our indebtedness to such lenders. See “Relationship with Certain of the Agents”, “Use of Proceeds” and “Plan of Distribution”.
The Canadian Agents will only sell Common Shares on marketplaces in Canada and the U.S. Agents will only sell Common Shares on marketplaces in the U.S.

Prospectus Supplement

Prospectus

S-i

NOTICE TO READERS
This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and updates certain information contained in the Prospectus and the documents incorporated by reference herein and therein. The second part is the Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference in the Prospectus solely for the purpose of the Offering.
If the description of the Common Shares varies between this Prospectus Supplement and the Prospectus, you should rely on the information in this Prospectus Supplement.
You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Prospectus. We have not authorized anyone to provide you with different or additional information. We are not making an offer of Common Shares in any jurisdiction where the offer is not permitted by law. The information contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein is accurate only as of the respective dates of those documents, and you should not assume otherwise.
Unless we have indicated otherwise, or the context otherwise requires, references in this Prospectus Supplement to “Fortis”, “we”, “us” and “our” refer to Fortis Inc. and its consolidated subsidiaries.
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
This Prospectus Supplement and the Prospectus, including the documents incorporated herein and therein by reference, contain “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (which we refer to herein as “forward-looking information”). Forward-looking information reflects expectations of our management regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions, have been used to identify the forward-looking information, which includes, without limitation: the aggregate amount of the total proceeds that we will receive pursuant to the Offering and our expectations with respect to the use of such proceeds and estimated expenses of the Offering; the expected timing and outcome of the sale of Aitken Creek Gas Storage ULC; forecast capital expenditures for 2023 and 2024-2028, including cleaner energy investments; our 2030 greenhouse gas (“GHG”) emissions reduction target; our 2035 GHG emissions reduction target; our 2050 net-zero direct GHG emissions target; the expected timing, outcome and impact of regulatory proceedings and decisions; expected funding sources for operating expenses, interest costs and capital expenditures; the expectation that maintaining the capital structures of our regulated operating subsidiaries will not have an impact on our ability to pay dividends in the foreseeable future; the expected consolidated fixed-term debt maturities and repayments over the next five years; the expectation that we will continue to have access to long-term capital and will remain compliant with debt covenants in 2023; the expectation that energy price volatility, global supply chain constraints, increasing interest rates and inflation will not have a material impact on operations or financial results in 2023; forecast rate base and rate base growth through 2028; the nature, timing, benefits and expected costs of certain capital projects, including FortisBC Energy Inc.’s (“FEI”) Advanced Metering Infrastructure project, Okanagan Capacity Upgrade project, Tilbury liquefied natural gas (“LNG”) Storage Expansion project and Eagle Mountain Woodfibre Gas Pipeline project, and additional opportunities beyond the forecast capital expenditures (the “Capital Plan”), including CH Energy Group Inc.’s investment in the Propel New York Energy project through New York Transco LLC, investments associated with the U.S. Inflation Reduction Act of 2022, the Midcontinent Independent System Operator, Inc. long-range transmission plan (“MISO LRTP”), climate adaptation and grid resiliency, renewable gas solutions and LNG infrastructure in British Columbia, and the acceleration of cleaner energy infrastructure; and our expectation that long-term growth in rate base will drive earnings that support dividend growth guidance of 4-6% annually through 2028.
Forward-looking information involves significant risks, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information including, without limitation: no material impact from energy price volatility, global supply chain constraints and inflation; reasonable regulatory decisions and the expectation of regulatory stability; the successful execution of the Capital Plan; no material capital project or financing cost overrun; sufficient human resources to deliver service and execute the Capital Plan; the realization of additional opportunities beyond the Capital Plan; no significant variability in interest rates; our Board of Directors exercising its discretion to declare dividends, taking into account the financial performance and condition of Fortis; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from our foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.
We caution readers that a number of factors could cause actual results, performance or achievements to differ materially from those discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. Key risk factors include, but are not limited to: uncertainty regarding changes in utility regulation, including the outcome of regulatory proceedings at our utilities; the physical risks associated with the provision of electric and gas service, which are exacerbated by the impacts of climate change; risks related to environmental laws and regulations; risks associated with capital projects and the impact on our continued growth; risks associated with cybersecurity and information and operations technology; the impact of weather variability and seasonality on heating and cooling loads, gas distribution volumes and hydroelectric generation; risks associated with commodity price volatility and supply of purchased power; and risks related to general economic conditions, including inflation, interest rate and foreign exchange risks. This list is not exhaustive of the factors that may affect any of our forward-looking information. For additional information with respect to our risk factors, reference should be made to the section of this Prospectus Supplement titled “Risks Related to the Common Shares”, the section of the Prospectus entitled “Risk Factors” and to the documents incorporated by reference herein and therein.
Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. This forward-looking information is made as of the date of this Prospectus Supplement. There can be no assurance that the forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers are cautioned not to place undue reliance on the forward-looking information. All forward-looking information in this Prospectus Supplement and the Prospectus and in the documents incorporated herein and therein by reference is qualified in its entirety by the above cautionary statements and, except as required by law, we undertake no obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.
USE OF NON-U.S. GAAP FINANCIAL MEASURES
This Prospectus Supplement, including the documents incorporated by reference herein, contains non-U.S. GAAP financial measures including “adjusted payout ratio”, “adjusted common equity earnings”, “adjusted basic EPS”, “adjusted EPS”, “capital expenditures”, “adjusted net earnings attributable to common equity shareholders” and “adjusted EPS for annual incentive purposes and cumulative adjusted EPS for long-term incentive purposes”. For a detailed description of each of the non-U.S. GAAP measures used in this Prospectus Supplement, including the documents incorporated by reference herein, and a reconciliation to the most directly comparable measure under U.S. GAAP, refer to the “Non-U.S. GAAP Financial Measures” section of the Annual MD&A (as defined under the heading “Documents Incorporated by Reference” below) on page 14 and the “About non-US GAAP measures” section of the Circular (as defined under the heading “Documents Incorporated by Reference” below) on page 111. Each non-U.S. GAAP financial measure has been defined in the “Glossary” section of the Annual MD&A on pages 43 to 44 or described in the “About Non-US GAAP Measures” section of the Circular on page 111. The non-GAAP financial measures set out in this Prospectus Supplement, including the documents incorporated by reference herein, are intended to provide additional information to investors and do not have any standardized meaning under U.S. GAAP, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.
DOCUMENTS INCORPORATED BY REFERENCE
This Prospectus Supplement is deemed to be incorporated by reference in the Prospectus solely for the purpose of the Offering. The following documents filed by us with the securities commission or similar authority in each of the provinces of Canada are specifically incorporated by reference in, and form an integral part of, this Prospectus Supplement and the Prospectus:
(a)
our Annual Information Form dated February 9, 2023, for the fiscal year ended December 31, 2022;

(b)
our audited consolidated financial statements as at December 31, 2022 and December 31, 2021 and for the fiscal years then ended, together with the notes thereto (the “Annual Financial Statements”), and the auditor’s reports thereon of Deloitte LLP dated February 9, 2023;

(c)
our Management Discussion and Analysis of financial condition and results of operations dated February 9, 2023 for the fiscal year ended December 31, 2022 (the “Annual MD&A”);

(d)
our Management Information Circular dated March 17, 2023 prepared in connection with our annual meeting of shareholders held on May 4, 2023 (the “Circular”);

(e)
our unaudited condensed consolidated interim financial statements as at June 30, 2023 and for the three and six months ended June 30, 2023 and 2022, together with the notes thereto; and

(f)
our Management Discussion and Analysis of financial condition and results of operations for the three and six months ended June 30, 2023.

Any document of the type referred to above, including any material change report (other than any confidential material change report), any business acquisition report and any prospectus supplements relating to the Offering disclosing additional or updated information, subsequently filed by us with such securities commissions or regulatory authorities in Canada after the date of this Prospectus Supplement, and prior to the termination of the Offering, shall be deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus. If we disseminate a news release in respect of previously undisclosed information that, in our determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws), we will identify such news release as a “designated news release” for the purposes of this Prospectus Supplement and the Prospectus in writing on the face page of the version of such news release (each a “Designated News Release”) that we file on the Canadian Securities Administrator’s System for Electronic Document Analysis and Retrieval Plus (“SEDAR”) at www.sedarplus.ca, and each such Designated News Release shall be deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus only for the purposes of the Offering.
Documents and information in an annual report on Form 40-F filed by us with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), from the date of this Prospectus Supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and the registration statement of which this Prospectus Supplement forms a part. In addition, any other report on Form 6-K and the exhibits thereto filed or furnished by us with the SEC under the Exchange Act from the date of this Prospectus Supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement or as exhibits to the registration statement of which this Prospectus Supplement forms a part, as applicable, but only if and to the extent expressly so provided in such reports. Our current reports on Form 6-K and our annual reports on Form 40-F are available on the SEC’s Electronic Data Gathering and Retrieval website (“EDGAR”), at www.sec.gov.
Any statement contained in this Prospectus Supplement, the Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement and the Prospectus to the extent that a statement contained in this Prospectus Supplement, or in any subsequently filed document which is or is deemed to be incorporated by reference in this Prospectus Supplement or the Prospectus, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement or the Prospectus except as so modified or superseded.
When we file a new annual information form and audited consolidated financial statements and related management discussion and analysis with, and where required, they are accepted by, the applicable securities regulatory authorities during the time that this Prospectus Supplement is valid, the previous annual information form, the previous audited consolidated financial statements and related management discussion and analysis and all unaudited interim condensed consolidated financial statements and related management discussion and analysis for such periods, all material change reports and any information circular and business acquisition report filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated by reference in this Prospectus Supplement for purposes of future offers and sales of Common Shares under this Prospectus Supplement. Upon new unaudited interim condensed consolidated financial statements and the accompanying management discussion and analysis being filed by us with the applicable securities regulatory authorities during the term of this Prospectus Supplement, all unaudited interim condensed consolidated financial statements and accompanying management’s discussion and analysis filed prior to the filing of the new unaudited interim condensed consolidated financial statements shall be deemed no longer to be incorporated by reference into this Prospectus Supplement for purposes of future offers and sales of Common Shares hereunder.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
Copies of the documents incorporated by reference in this Prospectus Supplement and the Prospectus may be obtained on request without charge from our Corporate Secretary at Suite 1100, 5 Springdale Street, P.O. Box 8837, St. John’s, Newfoundland and Labrador A1B 3T2 (telephone (709) 737-2800). These documents are also available through the Internet on our website at www.fortisinc.com or on SEDAR which can be accessed at www.sedarplus.ca. The information contained on, or accessible through, any of these websites is not incorporated by reference into this Prospectus Supplement or the Prospectus and is not, and should not be considered to be, a part of this Prospectus Supplement or the Prospectus unless it is explicitly so incorporated.
In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the informational requirements of the Exchange Act and in accordance therewith file reports and other information with the SEC. Under the multi-jurisdictional disclosure system adopted by the U.S., such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the U.S. Any information filed with the SEC is electronically available on EDGAR, and may be accessed at www.sec.gov.
We have filed with the SEC a registration statement on Form F-10 (File No. 333-268493) under the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to the Common Shares offered by this Prospectus Supplement. This Prospectus Supplement, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the Offering, reference is made to the registration statement and to the schedules and exhibits filed therewith. Statements contained in this Prospectus Supplement as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the registration statement. Each such statement is qualified in its entirety by such reference.
PRESENTATION OF FINANCIAL INFORMATION
Financial statements incorporated by reference in this Prospectus Supplement and the Prospectus have been prepared in accordance with U.S. GAAP. Certain calculations included in tables and other figures in this Prospectus Supplement and the Prospectus have been rounded for clarity of presentation.

CURRENCY AND EXCHANGE RATE INFORMATION
This Prospectus Supplement contains references to U.S. dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars. References to “$” or “C$” are to Canadian dollars and references to “US$” are to U.S. dollars. The following table shows, for the years and quarters indicated, certain information regarding the Canadian dollar/U.S. dollar exchange rate. Except as indicated below, the information is based on the average daily exchange rate as reported by Bloomberg. Such exchange rate on September 15, 2023 was C$1.3525 = US$1.00.
	Period End	Average	Low	High
		(C$ per US$)
Year ended December 31,
2022	1.3554	1.3002	1.2451	1.3856
2021	1.2637	1.2535	1.2040	1.2942
Quarter ended,
June 30, 2023	1.3243	1.3430	1.3151	1.3628
March 31, 2023	1.3516	1.3519	1.3312	1.3807
RECENT DEVELOPMENTS
Updated Five-Year Capital Plan and Dividend Growth Guidance
On September 19, 2023, we announced our new 2024-2028 capital plan of $25.0 billion, $2.7 billion higher than our previous five-year plan. The increase is driven by organic growth strengthened by the U.S. Inflation Reduction Act of 2022, and largely reflects regional transmission projects at ITC Holdings Corp. associated with tranche one of the MISO LRTP, as well as generation investments in Arizona to support Tucson Electric Power’s (“TEP”) coal transition plan. Investments supporting system adaptation and resiliency, renewable fuel solutions and liquefied natural gas also contributed to the increase in planned capital expenditures.
We also announced on September 19, 2023, the extension of our annual dividend growth guidance of 4-6% through 2028.
Fourth Quarter 2023 Dividend
On September 19, 2023, we announced that our Board of Directors had declared a quarterly dividend of $0.59 per Common Share payable on December 1, 2023 to holders of record on November 17, 2023. This dividend represents a 4.4% increase in the quarterly Common Share dividend and marks our 50th consecutive year of dividend increases.
British Columbia General Cost of Capital Proceeding
On September 5, 2023, the British Columbia Utilities Commission released its decision with respect to the allowed return on equity (“ROE”) and deemed capital structure of FEI and FortisBC Inc. (“FBC”) effective January 1, 2023. The decision provided for (i) a deemed equity component of 45% and an allowed ROE of 9.65% for FEI, and (ii) a deemed equity component of 41% and an allowed ROE of 9.65% for FBC.
TEP General Rate Application
On August 8, 2023, the Arizona Corporation Commission issued its decision with respect to TEP’s general rate application, approving new customer rates effective September 1, 2023. The decision provided for an increase in non-fuel revenue of U.S.$100 million, a 9.5% rate of return on common equity and a 54.32% common equity component of capital structure.
RISKS RELATED TO THE COMMON SHARES
An investment in the Common Shares offered hereby involves certain risks. You should carefully consider the risk factors described under the heading “Business Risks” found on pages 25 to 32 of the Annual MD&A which is incorporated by reference herein. In addition, you should carefully consider, in light of your own financial circumstances, the risk factors set out below which relate to the Common Shares, as well as the other information contained in this Prospectus Supplement, the Prospectus, including under the heading “Risk Factors” found on pages 16 to 17 of the Prospectus, the documents incorporated by reference herein and therein and in all subsequently filed documents incorporated by reference, before making an investment decision.
Price volatility of Common Shares
The market price of our Common Shares has in the past been, and may in the future be, subject to large fluctuations which may result in losses for investors. The market price of our Common Shares may increase or decrease in response to a number of events and factors, including:
•
our operating performance and the performance of competitors and other similar entities;

•
the public’s reaction to our press releases, other public announcements and our filings with the various securities regulatory authorities;

•
regulatory decisions affecting our utility operating subsidiaries;

•
changes in earnings estimates or recommendations by research analysts who track our securities;

•
the operating and share price performance of other entities that investors may deem comparable;

•
changes in general economic and/or political conditions;

•
the arrival or departure of key personnel;

•
acquisitions, strategic alliances or joint ventures involving us or our competitors; and

•
the number of Common Shares sold on any one day or in the aggregate pursuant to the Offering.

In addition, the market price of our Common Shares is affected by many variables not directly related to our success and not within our control, including other developments that affect the market for all utilities sector securities or the equity markets generally, the breadth of the public market for our Common Shares, and the attractiveness of alternative investments. These variables may adversely affect the prices of our Common Shares regardless of our operating performance.
The Common Shares offered hereby will be sold in “at-the-market” offerings, and investors who buy Common Shares at different times will likely pay different prices
Investors who purchase Common Shares in the Offering at different times will likely pay different prices, and so may experience different investment results. Fortis retains discretion to determine the timing, prices, and numbers of Common Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Common Shares as a result of share sales made at prices lower than the price paid by such investor. Sales of Common Shares at lower prices would increase the number of shares distributable in the Offering and could result in greater dilution to Fortis shareholders.
Uses of the net proceeds from the Offering
We currently expect to apply the net proceeds we receive from the Offering as described under “Use of Proceeds” of this Prospectus Supplement. As described thereunder, management has broad discretion with respect to the actual application of those net proceeds, and may elect to apply such proceeds differently than is described thereunder if management believes that it would be in our best interest to do so. The failure by management to apply the net proceeds effectively could have a material adverse effect on our business.
Future sales or issuances of securities of Fortis
We may issue additional securities to finance future activities outside of the Offering. We cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the expectation that such sales could occur, may adversely affect prevailing market prices of the

Common Shares and impair our ability to raise capital through the sale of additional securities. In connection with any issuance of Common Shares, investors will suffer dilution to their voting power and we may experience dilution in our earnings per share.
Payment of future dividends
Our Board of Directors reviews our financial performance quarterly and determines the appropriate level of dividends to be declared in the following quarter, if any. Currently, payment of dividends on our Common Shares is funded primarily from dividends we receive from our subsidiaries. Our subsidiaries are separate legal entities and have no independent obligation to pay dividends to us. Prior to paying dividends to us, the subsidiaries have financial obligations that must be satisfied, including, among others, their operating expenses and obligations to creditors. Furthermore, our utilities are required by regulation to maintain a minimum equity-to-total capital ratio that may restrict their ability to pay dividends to us or may require that we contribute capital to them. The future enactment of laws or regulations may prohibit or further restrict the ability of our subsidiaries to pay upstream dividends or to repay intercorporate indebtedness. In addition, in the event of a subsidiary’s liquidation or reorganization, our right to participate in a distribution of assets is subject to the prior claims of the subsidiary’s creditors. As a result, our ability to generate cash flow to pay dividends is reliant on the ability of our subsidiaries to generate sustained earnings and cash flows and to pay dividends. There can be no assurance that we will be able to pay dividends on our Common Shares at levels consistent with our published guidance or at all.
CONSOLIDATED CAPITALIZATION
The following describes the changes in our share and loan capital structure since June 30, 2023:
(a)
During the period from July 1, 2023 up to and including September 15, 2023, we issued an aggregate of 2,016,251 Common Shares as a result of (i) issuances under our Dividend Reinvestment Plan (the “DRIP”) and Employee Share Purchase Plan (the “ESPP”), and (ii) the exercise of options granted pursuant to our 2012 Stock Option Plan.

(b)
During the period from July 1, 2023 up to and including September 15, 2023, our consolidated long-term debt, capital lease and finance obligations, including current portions and committed credit facility borrowings classified as long-term debt increased by approximately $0.7 billion, primarily due to an increase in credit facility borrowings and changes in foreign exchange rates over the period.

We may from time to time during the period that the Offering remains in effect issue and sell Common Shares pursuant to the Offering having an aggregate sale price of up to $500,000,000 (or the equivalent in U.S. dollars determined using the average daily exchange rate posted by the Bank of Canada on the date the Common Shares are sold). See “Plan of Distribution”.
DESCRIPTION OF THE COMMON SHARES
We are authorized to issue an unlimited number of Common Shares. See “Description of Securities Offered — Common Shares” in the Prospectus for a description of the material attributes and characteristics of the Common Shares. As of September 15, 2023, 488,463,679 Common Shares were issued and outstanding.
USE OF PROCEEDS
We intend to use the net proceeds from the Offering, if any, for general corporate purposes. We may invest funds which we do not immediately require in short-term marketable investment grade securities. We may, from time to time, issue securities (including equity securities) other than pursuant to this Prospectus Supplement.
The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Common Shares through the Agents in an “at-the-market distribution” will represent the gross proceeds after deducting the applicable compensation payable to the Agents under the Distribution Agreement and the expenses of the distribution. See “Plan of Distribution”.

PLAN OF DISTRIBUTION
We have entered into the Distribution Agreement with the Agents under which we may issue and sell from time to time Common Shares having an aggregate sale price of up to $500,000,000 (or the equivalent in U.S. dollars determined using the average daily exchange rate posted by the Bank of Canada on the date the Common Shares are sold) in each of the provinces of Canada and in the U.S. pursuant to placement notices delivered by us to the Agents from time to time in accordance with the terms of the Distribution Agreement. Sales of Common Shares, if any, will be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made: (i) in privately negotiated transactions with our consent and, if required, the consent of the TSX and the NYSE; (ii) as block transactions; (iii) by the Agents directly on the TSX, the NYSE or any other trading market for the Common Shares in Canada or the U.S.; or (iv) by any method permitted by law.
Subject to the pricing parameters in a placement notice, the Common Shares will be distributed at the market prices prevailing at the time of the sale. As a result, price may vary as between purchasers and during the period of distribution. We cannot predict the number of Common Shares that we may sell under the Distribution Agreement on the TSX, the NYSE or any other trading market for the Common Shares in Canada or the U.S., or if any Common Shares will be sold.
The Agents will offer the Common Shares subject to the terms and conditions of the Distribution Agreement on a daily basis or as otherwise agreed upon by us and the Agents. We will designate the maximum amount of Common Shares to be sold pursuant to any single placement notice to the applicable Agent or Agents. We will identify in the placement notice which Agent or Agents will effect the placement. Subject to the terms and conditions of the Distribution Agreement, the Agents will use their commercially reasonable efforts to sell, on our behalf, all of the Common Shares requested to be sold by us. We may instruct the Agents not to sell Common Shares if the sales cannot be achieved at or above the price designated by us in a particular placement notice. Under the Distribution Agreement, no Agent has any obligation to purchase as principal for its own account any Common Shares that we propose to sell pursuant to any placement notice delivered by us to the applicable Agent or Agents. If we sell the Common Shares to one or more of the Agents as principal, we will enter into a separate agreement with such Agent or Agents and will describe that agreement in a separate prospectus supplement or free writing prospectus.
Either we or the Agents may suspend the Offering upon proper notice to the other party. We and the Agents each have the right, by giving written notice as specified in the Distribution Agreement, to terminate the Distribution Agreement in each party’s sole discretion at any time.
We will pay the Agents the Commission for their services in acting as agents in connection with the sale of Common Shares pursuant to the Distribution Agreement. The amount of the Commission will be 1% of the gross sales price per Common Share sold. The Commission will be paid in the same currency as the Common Shares to which such Commission pertains were sold. The sales proceeds remaining after payment of the Commission and after deducting any expenses payable by us and any transaction or filing fees imposed by any governmental, regulatory, or self-regulatory organization in connection with the sales, will equal the net proceeds to us from the sale of such Common Shares.
The applicable Agent or Agents will provide written confirmation to us no later than the opening of the trading day immediately following the trading day on which it has made sales of the Common Shares under the Distribution Agreement. Each confirmation will include the number of Common Shares sold on such day, the average price of the Common Shares sold on such day, the gross proceeds, the commission payable by us to the Agents with respect to such sales and the net proceeds payable to us.
We will disclose the number and average price of the Common Shares sold under this Prospectus Supplement, as well as the gross proceeds, aggregate Commission paid and net proceeds from sales hereunder in our annual and interim financial statements and management’s discussion and analysis filed on SEDAR and EDGAR, for any annual or interim period in which sales of Common Shares occur.
Settlement for sales of Common Shares will occur, unless the parties agree otherwise, on the second trading day on the applicable exchange following the date on which any sales were made in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Common Shares in the U.S. will be settled through the facilities of The Depository

Trust Company or by such other means as we and the Agents may agree upon and sales of Common Shares in Canada will be settled through the facilities of CDS Clearing and Depository Services Inc. or by such other means as we and the Agents may agree.
The Canadian Agents will only sell Common Shares on marketplaces in Canada and the U.S. Agents will only sell Common Shares on marketplaces in the U.S.
In connection with the sales of the Common Shares on our behalf, each of the Agents may be deemed to be an “underwriter” within the meaning of the Securities Act, and the compensation paid to the Agents may be deemed to be underwriting commissions or discounts. We have agreed in the Distribution Agreement to provide indemnification and contribution to the Agents against certain liabilities, including liabilities under the Securities Act. In addition, we have agreed to pay the reasonable expenses of the Agents in connection with the Offering, pursuant to the terms of the Distribution Agreement. The Agents and their affiliates will not engage in any transactions to stabilize or maintain the price of our Common Shares in connection with any offer or sales of Common Shares pursuant to the Distribution Agreement. No Agent under the Offering, and no person or company acting jointly or in concert with an Agent, may, in connection with the Offering, enter into any transaction that is intended to stabilize or maintain the market price of the Common Shares, including selling an aggregate number of Common Shares that would result in the Agent creating an over-allocation position in the Common Shares.
As a consequence of their participation in the Offering, the Agents will be entitled to share in the Commission relating to the offering of the Common Shares. We may have outstanding indebtedness owing to certain of the Agents and lending affiliates of such Agents, a portion of which we may reduce or repay with the net proceeds of the Offering. See “Use of Proceeds” and “Relationship with Certain of the Agents”. As a result, one or more of such Agents or their affiliates may receive more than 5% of the net proceeds from the Offering in the form of the repayment of such indebtedness. Accordingly, the Offering will be conducted in accordance with Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”). Pursuant to this rule, the appointment of a qualified independent underwriter is not necessary in connection with the Offering, because the conditions of FINRA Rule 5121(a)(1)(B) are satisfied. To comply with FINRA Rule 5121, each of the Agents will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the transaction from the account holder.
The total expenses related to the commencement of the Offering to be paid by us, excluding the Commission payable to the Agents under the Distribution Agreement, will depend on the duration of the Offering and are currently estimated to be up to approximately $2 million.
Pursuant to the Distribution Agreement, the Offering will terminate upon the earlier of (i) December 22, 2024, (ii) the issuance and sale of all of the Common Shares subject to the Distribution Agreement, and (iii) the termination of the Distribution Agreement as permitted therein.
We have applied to list the Common Shares offered by this Prospectus Supplement for trading on the TSX and the NYSE. The listing of such Common Shares on the TSX and the NYSE will be subject to our fulfillment of all of the listing requirements of the TSX and the NYSE, respectively.
RELATIONSHIP WITH CERTAIN OF THE AGENTS
Each of the Agents is an affiliate of a financial institution that has, either solely or as a member of a syndicate of financial institutions, extended credit facilities to, or holds other indebtedness of, us and/or our subsidiaries. Consequently, we may be considered a “connected issuer” of the Agents within the meaning of applicable securities legislation. Proceeds from the Offering may be used to reduce indebtedness owed by us to lending affiliates of the Agents or may be invested in short term deposits or securities of or with the Agents or their affiliates. See “Use of Proceeds” and “Plan of Distribution”.
The decision to make any distribution of Common Shares pursuant to the Offering and the determination of the terms of the Offering from time to time will be made through negotiation between us and the Agents. No bank has had or will have any involvement in such decision or determination. As at September 15, 2023, an aggregate of approximately $30.2 billion was outstanding under our existing indebtedness, which includes our consolidated long-term debt, capital lease and finance obligations, including current portions, and committed credit facility borrowings classified as long-term debt(collectively, the “Existing Indebtedness”).

We are in material compliance with our respective obligations under the Existing Indebtedness. Since entering into the Existing Indebtedness, no breach thereunder has been waived by the lenders thereof; there has been no material change in our or our subsidiaries’ financial position or condition; and the value of any security for any such Existing Indebtedness has not changed, except in the ordinary course of business, or except as otherwise described in this Prospectus Supplement and the Prospectus (including in the documents incorporated by reference herein and therein).
The Agents and/or their affiliates have, from time to time, performed, and may in the future perform, various financial advisory and commercial and investment banking services for us, for which they have received and in the future may receive customary compensation and expense reimbursement. In addition, in the ordinary course of their various business activities, the Agents and/or their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The Agents and/or their affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
PRIOR SALES
The following table summarizes our issuances of Common Shares and securities convertible into Common Shares during the 12 months prior to the date of this Prospectus Supplement:
Date	Security	Weighted Average Issue Price or Exercise Price per Security, as applicable	Number of Securities
September 1, 2022	Common – DRIP(2)	$57.62	1,528,849
September 1, 2022	Common – ESPP(3)	$58.79	87,207
December 1, 2022	Common – DRIP(2)	$52.77	1,718,288
December 1, 2022	Common – ESPP(3)	$53.84	121,524
December 2022	Common – Exercise of Stock Options(1)	$33.58	2,340
January 2023	Common – Exercise of Stock Options(1)	$32.98	3,209
February 2023	Common – Exercise of Stock Options(1)	$33.58	4,500
March 1, 2023	Common – DRIP(2)	$53.58	1,926,859
March 1, 2023	Common – ESPP(3)	$54.67	208,141
March 2023	Common – Exercise of Stock Options(1)	$33.32	71,788
April 2023	Common – Exercise of Stock Options(1)	$46.67	96,776
May 2023	Common – Exercise of Stock Options(1)	$40.59	61,822
June 1, 2023	Common – DRIP(2)	$56.10	1,819,222
June 1, 2023	Common – ESPP(3)	$57.24	104,477
July 2023	Common – Exercise of Stock Options(1)	$39.25	5,732
September 1, 2023	Common – DRIP(2)	$52.28	1,907,179
September 1, 2023	Common – ESPP(3)	$53.34	103,340

(1)
Issued on the exercise of options granted pursuant to our 2012 Stock Option Plan.

(2)
Issued pursuant to our DRIP.

(3)
Issued pursuant to our ESPP.

TRADING PRICES AND VOLUMES
The following table sets forth, for the periods indicated, the reported high and low daily trading prices and the aggregate volume of trading of our Common Shares on the TSX (as reported by TSX) and the NYSE (as reported by NYSE).
	Trading of Common Shares			Trading of Common Shares
	TSX			NYSE
	High	Low	Volume	High	Low	Volume
	($)	($)	(#)	(US$)	(US$)	(#)
2022
September	59.16	52.43	26,117,969	45.58	37.93	15,547,207
October	54.14	48.45	39,750,263	39.81	34.76	20,502,251
November	54.23	52.29	55,492,348	40.70	38.07	20,342,073
December	56.69	53.28	32,534,852	41.78	39.48	11,098,489
2023
January	56.68	54.24	40,537,884	42.35	39.83	8,732,285
February	56.10	53.48	48,289,215	41.97	39.51	13,178,759
March	58.10	53.04	44,137,382	42.97	38.37	13,905,557
April	60.64	56.58	25,489,960	45.03	42.07	8,645,453
May	62.00	56.49	45,417,587	46.28	41.49	16,688,677
June	58.31	55.31	32,303,625	43.33	41.96	10,944,557
July	57.93	54.96	24,660,441	43.84	41.43	10,086,402
August	56.52	52.72	40,997,838	42.51	39.00	14,157,311
September 1 to 15	56.56	52.36	14,810,217	41.83	38.39	7,579,537
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
In the opinion of Davies Ward Phillips & Vineberg LLP, Toronto, Ontario, counsel to Fortis, and Stikeman Elliott LLP, counsel to the Agents (collectively, “Counsel”), the following summary describes, as of the date of this Prospectus Supplement, the principal Canadian federal income tax considerations pursuant to the Income Tax Act (Canada) (the “Tax Act”) generally applicable to a holder who acquires, as beneficial owner, Common Shares pursuant to the Offering and who deals at arm’s length with us and the Agents for purposes of the Tax Act (a “Holder”).
This summary is based upon the provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof, all specific proposals to amend the Tax Act or the Regulations that have been publicly announced prior to the date hereof (the “Proposed Amendments”) and Counsel’s understanding of the current published administrative policies and practices of the Canada Revenue Agency. This summary assumes that the Proposed Amendments will be enacted in the form proposed; however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, if at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ from those discussed herein.
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the Canadian federal income tax consequences to any Holder are made. Consequently, Holders and prospective holders of Common Shares should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Common Shares pursuant to the Offering, having regard to their particular circumstances. This summary does not address any tax considerations applicable to persons other than Holders and such persons should consult their own tax advisors regarding the consequences of acquiring, holding and disposing of Common Shares under the Tax Act and any jurisdiction in which they may be subject to tax.
Foreign Exchange
For the purposes of the Tax Act, all amounts expressed in a currency other than Canadian dollars relating to the acquisition, holding or disposition of a Common Share, including dividends, adjusted cost base and proceeds of disposition, must be determined in Canadian dollars using the relevant rate of exchange required under the Tax Act.
Residents of Canada
The following summary is generally applicable to a Holder who, at all relevant times for purposes of the Tax Act (a) is, or is deemed to be, resident in Canada, (b) holds Common Shares as “capital property”, and (c) is not affiliated with us or the Agents (a “Resident Holder”). Generally, Common Shares are considered to be capital property to a Resident Holder unless they are held in the course of carrying on a business or as part of an adventure or concern in the nature of trade. Certain Resident Holders whose Common Shares do not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Common Shares and every other “Canadian security” (as defined in the Tax Act) owned by such holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Resident Holders are advised to consult their own tax advisors to determine whether such an election is available and desirable in their particular circumstances.
This summary is not applicable to a Resident Holder: (i) that is a “financial institution” for the purposes of the “mark-to-market” rules contained in the Tax Act; (ii) that is a “specified financial institution”; (iii) an interest in which would be a “tax shelter investment”; (iv) that has elected to report its Canadian tax results in a currency other than the Canadian currency; or (v) that enters into a “derivative forward agreement” in respect of Common Shares, as each of those terms is defined in the Tax Act. Additional considerations, not discussed herein, may apply to a Resident Holder that is a corporation and is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada (the “other Canadian corporation”) that is or becomes, as part of a transaction or event or series of transactions or events that include the acquisition of Common Shares, controlled by a non-resident person or a group of non-resident persons not dealing with each other at arm’s length for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act and in respect of which a subsidiary of Fortis is, or would at any time be, a “foreign affiliate” as defined in the Tax Act of the corporation or the other Canadian corporation. Any such Resident Holder should consult its own tax advisor with respect to an investment in Common Shares.
Dividends
Dividends received or deemed to be received on Common Shares by a Resident Holder who is an individual (other than certain trusts) will be included in computing the individual’s income for tax purposes and will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to dividends received from “taxable Canadian corporations” (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit in respect of dividends designated by us as “eligible dividends”. A dividend will be an eligible dividend if the recipient receives written notice (which may include a notice published on our website) from us designating the dividend as an “eligible dividend”. There may be limitations on our ability to designate dividends as “eligible dividends”.
Taxable dividends received by a Resident Holder who is an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act. Resident Holders who are individuals should consult their own advisors in this regard.
A Resident Holder that is a corporation will include dividends received or deemed to be received on Common Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

Certain Resident Holders that are corporations, including a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act), may be liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing the corporation’s taxable income.
Dispositions of Common Shares
A disposition or deemed disposition of a Common Share by a Resident Holder will generally result in the Resident Holder realizing a capital gain (or capital loss) equal to the amount by which the Resident Holder’s proceeds of disposition of the Common Share, net of any reasonable costs of disposition, are greater (or less) than the Resident Holder’s adjusted cost base of the Common Share. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Residents of Canada — Taxation of Capital Gains and Capital Losses”.
The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of certain dividends received or deemed to have been received on such Common Share (or on a share for which such Common Share has been substituted) to the extent and under the circumstances described in the Tax Act. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders should consult their own tax advisors for specific advice regarding the application of the relevant “stop-loss” provisions in the Tax Act.
The adjusted cost base to the Resident Holder of a Common Share acquired pursuant to the Offering will, at any particular time, be determined in accordance with certain rules in the Tax Act by averaging the cost of such share with the adjusted cost base of all Common Shares owned by the Resident Holder as capital property at that time, if any.
Taxation of Capital Gains and Capital Losses
Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in computing the Resident Holder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.
Taxable capital gains realized by a Resident Holder who is an individual (including certain trusts) may give rise to liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act. A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) or a “substantive CCPC” (as defined in the Proposed Amendments) may be liable to pay an additional refundable tax on certain investment income, including taxable capital gains.
Non-Residents of Canada
The following summary is generally applicable to a Holder who, at all relevant times for purposes of the Tax Act and any applicable tax treaty or convention (a) is not, and is not deemed to be, resident in Canada, and (b) does not use or hold, and is not deemed to use or hold, Common Shares in the course of carrying on a business in Canada (a “Non-Resident Holder”). Special rules which are not discussed in this summary may apply to a Non-Resident Holder that is an insurer which carries on an insurance business in Canada and elsewhere.
It is assumed that Common Shares will not be “taxable Canadian property” of a Non-Resident Holder at any time. Generally, Common Shares will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that the Common Shares are listed on a designated stock exchange (such as the TSX or the NYSE) at that time, unless at any time during the 60-month period that ends at that time: (i) one or any combination of (a) the Non-Resident Holder, (b) persons with whom the Non-Resident Holder does not deal at arm’s length and (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest (directly or indirectly through one or more partnerships), own 25% or more of our issued shares of any class or series, and (ii) more than 50% of the fair market value of the Common Shares was derived directly or indirectly from any combination of: (a) real or immovable property situated in Canada, (b) “timber resource property” (within the meaning of the Tax Act), (c) “Canadian resource property” (within the meaning of the Tax Act) or (d) options in respect of, or interests in, or for civil law rights in, any of the foregoing, whether or not the property exists. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, a Common Share could be deemed to be taxable Canadian property.
Dividends
Dividends paid or credited (or deemed to be paid or credited) on Common Shares to a Non-Resident Holder are generally subject to Canadian withholding tax. Under the Tax Act, the rate of withholding tax is 25% of the gross amount of such dividends, which rate may be subject to reduction under the provisions of an applicable tax treaty or convention. Under the Canada-United States Income Tax Convention (the “U.S. Treaty”), a Non-Resident Holder who is resident in the U.S. for the purposes of the U.S. Treaty and who is entitled to the benefits of such treaty will generally be subject to Canadian withholding tax at a rate of 15% of the amount of such dividends. In addition, under the U.S. Treaty, dividends may be exempt from Canadian withholding tax if paid to certain Non-Resident Holders that are qualifying religious, scientific, literary, educational or charitable tax-exempt organizations, or are qualifying trusts, companies organizations or other arrangements operated exclusively to administer or provide pension, retirement or employee benefits which are exempt from tax in the U.S., and that have complied with specific administrative procedures.
Dispositions of Common Shares
A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition (or deemed disposition) of a Common Share.
CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
General
In the opinion of Davies Ward Phillips & Vineberg LLP, New York, New York, counsel to Fortis with respect to U.S. federal income tax, the following summary describes certain material U.S. federal income tax consequences relating to an investment in the Common Shares. This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing final, temporary and proposed Treasury Regulations, rulings and judicial decisions, all as currently in effect and all of which are subject to prospective and retroactive rulings and changes. We will not seek a ruling from the Internal Revenue Service (the “IRS”) with regard to the U.S. federal income tax treatment relating to an investment in the Common Shares and, therefore, there can be no assurance that the IRS will agree with the conclusions set forth below.
This summary does not purport to address all U.S. federal income tax consequences that may be relevant to a particular investor and each investor is urged to consult its own tax advisor regarding its specific tax situation. The summary applies only to holders who hold Common Shares as “capital assets” (generally, property held for investment) under the Code, and does not address the tax consequences that may be relevant to investors in special tax situations including, for example:
•
insurance companies;

•
regulated investment companies and real estate investment trusts;

•
tax exempt organizations;

•
broker dealers;

•
traders in securities that elect to mark to market;

•
banks or other financial institutions;

•
investors whose functional currency is not the U.S. dollar;

•
persons required to accelerate the recognition of any item of gross income with respect to the Common Shares as a result of such income being recognized on an applicable financial statement;

•
U.S. expatriates and former long-term residents of the U.S.;

•
partnerships and other pass-through entities (including entities disregarded as separate from their owner) and investors in such entities;

•
investors that hold the Common Shares as part of a hedge, straddle or conversion transaction;

•
investors that hold the Common Shares through qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

•
holders that purchase or otherwise acquire Common Shares other than through the Offering; or

•
holders that own, directly, indirectly, or constructively stock representing 10.0% or more of the total combined voting power or value of Fortis.

Further, this summary does not address the alternative minimum tax consequences of an investment in Common Shares or the indirect consequences to holders of equity interests in entities that own the Common Shares. In addition, this summary does not address the state, local and foreign tax consequences of an investment in the Common Shares. Each investor should consult its own tax advisor regarding the U.S. federal, state, local and foreign and other tax consequences of purchasing, owning, and disposing of the Common Shares in its particular circumstances.
For purposes of this discussion, an investor is a “U.S. holder” if it is a beneficial owner of Common Shares and is for U.S. federal income tax purposes:
•
an individual citizen or resident alien of the U.S.;

•
a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the U.S., any state thereof, or the District of Columbia;

•
an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust, if a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust, or if the trust has made a valid election to be treated as a U.S. person.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) or other pass-through entity (including an entity disregarded as separate from its owner) holds Common Shares, the tax treatment of a partner or member of such partnership or pass-through entity will generally depend upon the status of the partner or member and upon the activities of the partnership or other pass-through entity. Partners of partnerships and members of other pass-through entities holding Common Shares should consult their own tax advisors.
Dividends on Common Shares
Dividends paid by us to a U.S. holder with respect to Common Shares (including amounts withheld in respect of any Canadian withholding taxes) generally will be taxable to such U.S. holder as ordinary dividend income when such U.S. holder receives the dividend, actually or constructively, to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of our current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated first as a non-taxable return of capital reducing such U.S. holder’s tax basis in the Common Shares. Any distributions in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the U.S. holder held the Common Shares for more than one year. However, we may not maintain calculations of earnings and profits in accordance with U.S. federal income tax principles. Therefore, each U.S. holder should assume that any distribution with respect to the Common Shares will be reported to it as a dividend. Currently, dividends paid by a “qualified foreign corporation” to non-corporate U.S. holders are eligible for taxation in such holder’s hands at a reduced long-term capital gains rate, rather than the marginal tax rates generally applicable to ordinary income, provided that certain requirements are met. We expect that Fortis will constitute a qualified foreign corporation for U.S. federal income tax purposes and that distributions it makes to non-corporate U.S. holders that are treated as dividends for U.S. federal income tax purposes will be treated as qualified dividend income eligible for such reduced rates, provided applicable holding period requirements are met by the holder. If dividends paid by us do not qualify for this reduced rate, U.S. holders will be subject to tax on such distributions at ordinary income tax rates. Dividends paid by us generally will not be eligible for the dividends-received deduction available to certain U.S. corporate shareholders.
Foreign Tax Credit
Subject to certain limitations, a U.S. holder may be entitled to a credit or deduction against its U.S. federal income taxes for the amount of any Canadian taxes that are withheld from dividend distributions made to such U.S. holder. The decision to claim either a credit or deduction must be made annually and will apply to all foreign taxes paid by the U.S. holder to any foreign country or U.S. possession with respect to the applicable tax year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends received with respect to the Common Shares will be treated as foreign source income and generally will constitute “passive category income” or “general category income” for U.S. foreign tax credit limitation purposes. The rules regarding the availability of foreign tax credits are complex and U.S. holders may be subject to various limitations on the amount of foreign tax credits that are available. We therefore urge prospective purchasers to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.
The amount of any cash dividend paid in Canadian dollars will equal the U.S. dollar value of the dividend, calculated by reference to the exchange rate in effect at the time the dividend is includible in income by the U.S. holder, regardless of whether the payment is in fact converted to U.S. dollars at that time. Generally, a U.S. holder should not recognize any foreign currency gain or loss if such Canadian dollars are converted into U.S. dollars on the date includible in income. If the Canadian dollars are not converted into U.S. dollars on the date includible in income, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Canadian dollars. Such foreign currency gain or loss, if any, will be U.S. source ordinary income or loss.
Sale, Exchange or Other Disposition of Common Shares
A U.S. holder will generally recognize capital gain or loss upon the sale, exchange or other disposition of the Common Shares measured by the difference between the amount received and the U.S. holder’s adjusted tax basis in the Common Shares. Any gain or loss recognized by a U.S. holder will be long-term capital gain or loss if the Common Shares have been held for more than one year and will generally be U.S. source gain or loss to such holder. Long-term capital gains of non-corporate U.S. holders, including individuals, may be eligible for reduced tax rates. A U.S. holder’s ability to deduct capital losses is subject to limitations.
For cash-basis U.S. holders who receive foreign currency in connection with a sale, exchange or other disposition of Common Shares, the amount realized will be based upon the U.S. dollar value of the foreign currency received with respect to such Common Shares as determined on the settlement date of such sale, exchange or other disposition. Accrual-basis U.S. holders may elect the same treatment required of cash-basis taxpayers with respect to a sale, exchange or other disposition of Common Shares, provided that the election is applied consistently from year to year. Such election cannot be changed without the consent of the IRS. Accrual-basis U.S. holders that do not elect to be treated as cash-basis taxpayers (pursuant to the Treasury Regulations applicable to foreign currency transactions) for this purpose may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the foreign currency received prevailing on the date of such sale, exchange or other disposition and the value prevailing on the settlement date. Any such currency gain or loss will generally be treated as ordinary income or loss that is U.S. source, in addition to the gain or loss, if any, recognized on the sale, exchange or other disposition of Common Shares.
Passive Foreign Investment Company Rules
U.S. holders generally will be subject to a special, adverse tax regime that would differ in certain respects from the tax treatment described above if we are, or were to become, a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes. Although the determination of whether a corporation is a PFIC is made annually based on the facts and circumstances in existence at such time and consequently may be subject to change, we do not believe that Fortis is, nor do we expect Fortis to become, a PFIC for U.S.

federal income tax purposes. However, the matter is not free from doubt and there can be no assurance that Fortis is not, and will not become, a PFIC. We urge U.S. holders to consult their own tax advisors regarding the adverse tax consequences of owning the Common Shares were Fortis to be or become a PFIC and certain elections that may be available to lessen those adverse consequences.
Medicare Tax
Certain U.S. holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally are subject to a 3.8% Medicare tax on all or a portion of their net investment income, which may include their gross dividend income with respect to Common Shares and net gains from the disposition of Common Shares. If you are a U.S. holder that is an individual, estate or trust, you are encouraged to consult your tax advisors regarding the applicability of this Medicare tax to your income and gains in respect of your investment in Common Shares.
Backup Withholding and Information Reporting
In general, dividends on Common Shares and payments of the proceeds of a sale, exchange or other disposition of Common Shares, paid to a U.S. holder are subject to information reporting requirements and may be subject to backup withholding unless the holder is a corporation or other exempt recipient, or provides an accurate taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. U.S. holders who are required to establish their exempt status must provide such certification on IRS Form W-9.
Backup withholding is not an additional tax. A holder generally will be allowed a credit of the amount of any backup withholding against its U.S. federal income tax liability or may obtain a refund of any amounts withheld under the backup withholding rules that exceed the holder’s income tax liability by timely filing a refund claim with the IRS.
U.S. return disclosure obligations (and related penalties for failure to disclose) apply to certain U.S. individuals who hold specified foreign financial assets if the total value of all such assets is more than US$50,000 on the last day of the tax year or more than US$75,000 at any time during the tax year. The definition of specified foreign financial assets may include the Common Shares. U.S. holders should consult their own tax advisors regarding the application of these disclosure obligations. U.S. holders may be required to make various tax filings with respect to their investments in the Common Shares, including, among others, IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation).
U.S. holders should consult their own tax advisors regarding the backup withholding tax and information reporting rules.
THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP, AND DISPOSITION OF THE COMMON SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR OWN PARTICULAR CIRCUMSTANCES.
LEGAL MATTERS
Certain legal matters relating to the Offering will be passed upon on our behalf by Davies Ward Phillips & Vineberg LLP, Toronto, Ontario and Davies Ward Phillips & Vineberg LLP, New York, New York and on behalf of the Agents, with respect to certain legal matters relating to Canadian law, by Stikeman Elliott LLP, Toronto, Ontario, and, with respect to certain legal matters relating to U.S. law, by Paul, Weiss, Rifkind, Wharton & Garrison LLP, Toronto, Ontario and New York, New York. At the date hereof, partners and associates of each of Davies Ward Phillips & Vineberg LLP and Stikeman Elliott LLP own beneficially, directly or indirectly, less than 1% of any of our securities or any securities of our associates or affiliates.
EXPERTS
The Annual Financial Statements have been incorporated by reference in this Prospectus Supplement and in the registration statement including the related audit reports of Deloitte LLP, our auditor.

Our audited consolidated financial statements as at December 31, 2022 and December 31, 2021 and for the fiscal years then ended, and the effectiveness of our internal control over financial reporting, have been audited by Deloitte LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such consolidated financial statements are incorporated by reference in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Deloitte LLP is independent with respect to Fortis within the meaning of the Securities Act and the applicable rules and regulations thereunder adopted by the SEC and the Public Company Accounting Oversight Board (United States) and in accordance with the rules of professional conduct of the Chartered Professional Accountants of Newfoundland and Labrador. The offices of Deloitte LLP are located at 5 Springdale St., Suite 1000, St. John’s, Newfoundland and Labrador, Canada A1E 0E4.
ENFORCEABILITY OF CIVIL LIABILITIES
We are continued under the laws of the Province of Newfoundland and Labrador, Canada. Some of our directors, the majority of our officers, and some of the experts named in this Prospectus, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the U.S. We have appointed an agent for service of process in the U.S., but it may be difficult for holders of Common Shares who reside in the U.S. to effect service within the U.S. upon those directors, officers and experts who are not residents of the U.S. It may also be difficult for holders of the Common Shares who reside in the U.S. to realize in the U.S. upon judgments of courts of the U.S. predicated upon our civil liability and the civil liability of our directors and officers and experts under U.S. federal securities laws.
We have filed with the SEC an appointment of agent for service of process on Form F-X. Under the Form F-X, we have appointed CT Corporation System, 28 Liberty Street, New York, New York 10005, as our agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against us in a U.S. court arising out of or related to or concerning the offering of securities under the registration statement of which this Prospectus Supplement forms a part.
Additionally, it might be difficult for shareholders to enforce judgments of U.S. courts based solely upon civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the U.S. in a Canadian court against us or any of our non-U.S. resident directors, officers or the experts named in this Prospectus Supplement or to bring an original action in a Canadian court to enforce liabilities based on the U.S. federal or state securities laws against such persons.
Seven of our directors, Mr. Lawrence T. Borgard, Ms. Maura J. Clark, Ms. Lisa Crutchfield, Ms. Margarita K. Dilley, Ms. Julie A. Dobson, Ms. Gianna M. Manes and Mr. David G. Hutchens, our President and Chief Executive Officer, reside outside of Canada and each has appointed Fortis Inc., Suite 1100, 5 Springdale Street, P.O. Box 8837, St. John’s, Newfoundland and Labrador A1B 3T2 as agent for service of process. You are advised that it may not be possible to enforce judgments obtained in Canada against any person that resides outside of Canada, even if such person has appointed an agent for service of process.
AUDITOR
Our auditor is Deloitte LLP, 5 Springdale Street, Suite 1000, St. John’s, Newfoundland and Labrador A1E 0E4.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been or will be filed with the SEC as part of the registration statement of which this Prospectus Supplement forms a part: the documents referred to under “Documents Incorporated by Reference”; consent of Deloitte LLP; consent of Davies Ward Phillips & Vineberg LLP; consent of Stikeman Elliott LLP; and powers of attorney from directors and officers of Fortis.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in each of the provinces of Canada. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of Fortis at Suite 1100, 5 Springdale Street, P.O. Box 8837, St. John’s, Newfoundland and Labrador A1B 3T2 (telephone (709) 737-2800) and are also available electronically at www.sedar.com.
SHORT FORM BASE SHELF PROSPECTUS
New Issue and/or Secondary Offering	November 21, 2022
FORTIS INC.
$2,000,000,000
COMMON SHARES
FIRST PREFERENCE SHARES
SECOND PREFERENCE SHARES
SUBSCRIPTION RECEIPTS
DEBT SECURITIES
We may from time to time offer and issue common shares (“Common Shares”), first preference shares (“First Preference Shares”), second preference shares (“Second Preference Shares”), subscription receipts (“Subscription Receipts”), and/or unsecured debt securities (“Debt Securities”, and together with the Common Shares, First Preference Shares, Second Preference Shares and Subscription Receipts, the “Securities”), having an aggregate offering price of up to $2,000,000,000 (or the equivalent in U.S. dollars or other currencies), during the 25 month period that this short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (a “Prospectus Supplement”). This Prospectus may qualify an “at-the-market distribution” as defined in National Instrument 44-102 — Shelf Distributions (“NI 44-102”).
We are permitted, under the multijurisdictional disclosure system (“MJDS”) adopted by the United States of America (“U.S.”) and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. You should be aware that such requirements are different from those of the U.S.
Financial statements incorporated by reference herein have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).
Prospective investors should be aware that the acquisition of Securities described herein may subject them to tax consequences in both the U.S. and Canada. This Prospectus may not describe these tax consequences fully. You should read the tax discussion contained in any applicable Prospectus Supplement.
Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely because (a) our company is incorporated under the laws of the Province of Newfoundland and Labrador, Canada, (b) some of our officers and directors and some of the experts named in this Prospectus are non-U.S. residents, and (c) some of our assets and some of the assets of those officers, directors and experts may be located outside of the U.S.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR HAS THE SEC PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
No underwriter or dealer has been involved in the preparation of, or has performed any review of, this Prospectus.
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The specific variable terms of any offering of Securities will be set out in the applicable Prospectus Supplement including, where applicable: (a) in the case of Common Shares, the number of shares offered and the offering price (or the manner of determination thereof if offered on a non-fixed price basis, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102); (b) in the case of First Preference Shares and Second Preference Shares, the designation of the particular series, the number of shares offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), the currency or currency unit for which such shares may be purchased, any voting rights, any rights to receive dividends, any terms of redemption, any conversion or exchange rights and any other specific terms; (c) in the case of Subscription Receipts, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), the procedures for the exchange of Subscription Receipts for Common Shares, First Preference Shares, Second Preference Shares or Debt Securities, as the case may be, and any other specific terms; and (d) in the case of Debt Securities, the designation of the Debt Securities, the aggregate principal amount of the Debt Securities being offered, the currency or currency unit in which the Debt Securities may be purchased, authorized denominations, any limit on the aggregate principal amount of the Debt Securities of the series being offered, the issue and delivery date, the maturity date, the offering price (at par, at a discount or at a premium), the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, any redemption provisions, any repayment provisions and any other specific terms. A Prospectus Supplement may include other specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus.
The Corporation has determined that, as of the date hereof, it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders (as defined below). See “Well-Known Seasoned Issuer”. All shelf information permitted under applicable laws to be omitted from this Prospectus that has been omitted will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus, except in cases where an exemption from such delivery requirements is available. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains. Prospective investors should read this Prospectus and any applicable Prospectus Supplement carefully before investing in any Securities issued pursuant to the Prospectus.
We may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, subject to obtaining any required exemptive relief, or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, if any, engaged by us in connection with the offering and sale of Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to us, and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale or at prices to be negotiated with purchasers at the time of sale, which prices may vary between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters’, dealers’ or agents’ compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to us. See “Plan of Distribution”.
This Prospectus also qualifies the distribution of Securities by certain of our securityholders, including one or more of our wholly owned subsidiaries (each a “Selling Securityholder”). One or more Selling Securityholders may sell Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly, through statutory exemptions, or through agents designated from time to time. See “Plan of Distribution” and “Selling Securityholders”.
Our Common Shares, Cumulative Redeemable First Preference Shares, Series F (“First Preference Shares, Series F”), Cumulative Redeemable Five-Year Fixed Rate Reset First Preference Shares, Series G (“First Preference Shares, Series G”), Cumulative Redeemable Five-Year Fixed Rate Reset First Preference Shares, Series H (“First Preference Shares, Series H”), Cumulative Redeemable Floating Rate First Preference Shares, Series I (“First Preference Shares, Series I”), Cumulative Redeemable First Preference Shares, Series J (“First Preference Shares, Series J”), Cumulative Redeemable Fixed Rate Reset First Preference Shares, Series K (“First Preference Shares, Series K”) and Cumulative Redeemable Fixed Rate Reset First Preference Shares, Series M (“First Preference Shares, Series M”) are listed on the Toronto Stock Exchange (“TSX”) under the symbols “FTS”, “FTS.PR.F”, “FTS.PR.G”, “FTS.PR.H”, “FTS.PR.I”, “FTS.PR.J”, “FTS.PR.K” and “FTS.PR.M”, respectively. Our Common Shares are listed on the New York Stock Exchange (“NYSE”) under the symbol “FTS”. There is currently no market
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through which the First Preference Shares, Second Preference Shares, Subscription Receipts or Debt Securities may be sold and purchasers may not be able to resell any First Preference Shares, Second Preference Shares, Subscription Receipts or Debt Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See the “Risk Factors” section of the applicable Prospectus Supplement.
This Prospectus does not qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates.
Subject to applicable laws, in connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities at levels other than those which may prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those Securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”.
No underwriter of an “at-the-market distribution”, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Securities or securities of the same class as the Securities distributed under this Prospectus, including selling an aggregate number or principal amount of Securities that would result in the underwriter creating an over-allocation position in the Securities.
Each of Mr. Paul J. Bonavia, Mr. Lawrence T. Borgard, Ms. Maura J. Clark, Ms. Lisa Crutchfield, Ms. Margarita K. Dilley, Ms. Julie A. Dobson and Ms. Gianna M. Manes is a director of Fortis and Mr. David G. Hutchens is an officer and director of Fortis who resides outside of Canada. Each of Mr. Paul J. Bonavia, Mr. Lawrence T. Borgard, Ms. Maura J. Clark, Ms. Lisa Crutchfield, Ms. Margarita K. Dilley, Ms. Julie A. Dobson, Ms. Gianna M. Manes and Mr. David G. Hutchens has appointed Fortis Inc., Suite 1100, 5 Springdale Street, P.O. Box 8837, St. John’s, Newfoundland and Labrador A1B 3T2, as agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person who resides outside of Canada, even if the party has appointed an agent for service of process.

i

NOTICE TO READERS
This Prospectus provides a general description of the Securities that we may offer. Each time we sell Securities under this Prospectus, we will provide you with a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, you should read both this Prospectus and any applicable Prospectus Supplement, together with the additional information described below and in the applicable Prospectus Supplement under “Documents Incorporated by Reference”.
Investors should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. We have not authorized anyone to provide investors with different or additional information. We are not making an offer of Securities in any jurisdiction where the offer is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of the applicable Prospectus Supplement.
Unless we have indicated otherwise, or the context otherwise requires, references in this Prospectus to “Fortis”, the “Corporation”, “we”, “us” and “our” refer to Fortis Inc. and our consolidated subsidiaries.
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
This Prospectus and the documents incorporated by reference in this Prospectus contain forward-looking information within the meaning of applicable Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (which we refer to as “forward-looking information”). Forward-looking information reflects our current expectations regarding future growth, results of operations, performance, business prospects and opportunities. Wherever possible, words such as anticipates, believes, budgets, could, estimates, expects, forecasts, intends, may, might, plans, projects, schedule, should, target, will, would, and the negative of these terms, and other similar terminology or expressions have been used to identify the forward-looking information, which includes, without limitation: targeted annual dividend growth through 2027; forecast capital expenditures for 2022 and 2023-2027, including cleaner energy investments; the expectation that volatility in energy prices, global supply chain constraints and rising inflation will not have a material impact on operations or financial results in 2022 or the 2023-2027 capital plan; forecast rate base and rate base growth for 2022 through 2027; the expectation that long-term growth in rate base will support earnings and dividend growth and reduce the dividend payout ratio over time to be in line with historical levels; the nature, timing, benefits and expected costs of certain capital projects, including the transmission projects of ITC (as defined below) associated with the Midcontinent Independent System Operator, Inc. (“MISO”) Long-Range Transmission Plan, the Vail-to-Tortolita Transmission Project of UNS (as defined below), UNS renewable energy and storage projects, FortisBC Energy (as defined below) Tilbury LNG Storage Expansion, FortisBC Energy Gas AMI Project, FortisBC Energy Eagle Mountain Woodfibre Gas Line Project, FortisBC Energy Tilbury 1B, FortisBC Energy Okanagan Capacity Upgrade, and the Wataynikaneyap Transmission Power Project, and additional opportunities beyond the capital plan, including investments related to the Inflation Reduction Act, the MISO Long-Range Transmission Plan, climate adaptation and grid resiliency, and renewable fuel solutions and liquefied natural gas infrastructure in British Columbia; the anticipated impacts of the Inflation Reduction Act, including impacts on the transition to a cleaner energy future and on the MISO Long-Range Transmission Plan and TEP’s Integrated Resource Plan; the 2035 greenhouse gas emissions reduction target and projected asset mix; the 2050 net-zero direct greenhouse gas emissions target; planned coal retirements and the expectation to exit coal by 2032; the expectation that the introduction of a corporate alternative minimum income tax will not have a material impact on financial results, operating cash flow or credit ratings; the expected timing, outcome and impact of regulatory proceedings and decisions; the expected funding sources for operating expenses, interest costs and capital expenditures; the expectation that maintaining the targeted capital structure of the regulated operating subsidiaries will not have an impact on our ability to pay dividends in the foreseeable future; the expected consolidated fixed-term debt maturities and repayments over the next five years; the expectation that we and our subsidiaries will continue to have access to long-term capital and will remain compliant with debt covenants in 2022; and the expected uses of proceeds from debt financings.
Forward-looking information involves significant risks and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking information, including, without limitation: no material impact from volatility in energy prices, global supply chain constraints and rising inflation; reasonable regulatory decisions and the expectation of regulatory stability; the successful execution of the five-year capital plan; no material capital project or financing cost overrun; no material changes in the assumed U.S. dollar to Canadian dollar exchange rate; sufficient human resources to deliver service and execute the capital plan; the realization of additional opportunities beyond the capital plan; our board of directors (the “Board of Directors”) exercising its discretion to declare dividends, taking into account our financial performance and condition; no significant variability in interest rates; no significant operational disruptions or environmental liability or upset; the continued ability to maintain the performance of the electricity and gas systems; no severe and prolonged economic downturn; sufficient liquidity and capital resources; the ability to hedge exposures to fluctuations in foreign exchange rates, natural gas prices and electricity prices; the continued availability of natural gas, fuel, coal and electricity supply; continuation of power supply and capacity purchase contracts; no significant changes in government energy plans, environmental laws and regulations that could have a material negative impact; maintenance of adequate insurance coverage; the ability to obtain and maintain licences and permits; retention of existing service areas; no significant changes in tax laws and the continued tax deferred treatment of earnings from our foreign operations; continued maintenance of information technology infrastructure and no material breach of cybersecurity; continued favourable relations with Indigenous Peoples; and favourable labour relations.
We caution readers that a number of factors could cause actual results, performance or achievements to differ materially from those discussed or implied in the forward-looking information. These factors should be considered carefully and undue reliance should not be placed on the forward-looking information. Key risk factors include, but are not limited to: uncertainty regarding the outcome of regulatory proceedings at our utilities; risks associated with climate change, physical risks and service disruption, including cybersecurity risk; risks related to environmental laws and regulations; the impact of weather variability and seasonality on heating and cooling loads, gas distribution volumes and hydroelectric generation; risks associated with the competitiveness of natural gas; the impact of pandemics and public health crises, including the COVID-19 pandemic; risks associated with capital projects and the impact on our continued growth; risks associated with commodity price volatility and supply of purchased power; and interest rate and foreign exchange risks. This list is not exhaustive of the factors that may affect any of our forward-looking information. For additional information with respect to our risk factors, reference should be made to the section of this Prospectus entitled “Risk Factors”, to the documents incorporated by reference herein and to our continuous disclosure materials filed from time to time with Canadian and U.S. securities regulatory authorities.
Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. This forward-looking information is made as of the date of this Prospectus. There can be no assurance that the forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers are cautioned not to place undue reliance on the forward-looking information. All forward-looking information in this Prospectus and in the documents incorporated by reference herein is qualified in its entirety by the above cautionary statements and, except as required by law, we undertake no obligation to revise or update any forward-looking information as a result of new information, future events or otherwise.
USE OF NON-U.S. GAAP FINANCIAL MEASURES
This Prospectus, including the documents incorporated by reference herein, contains non-U.S. GAAP financial measures including “adjusted common equity earnings”, “adjusted basic EPS”, “adjusted EPS”, “adjusted payout ratio”, “capital expenditures”, “adjusted net earnings attributable to common equity shareholders” and “adjusted EPS for annual incentive purposes”. For a detailed description of each of the non-U.S. GAAP measures used in this Prospectus, including the documents incorporated by reference herein, and a reconciliation to the most directly comparable measure under U.S. GAAP, refer to the “Non-U.S. GAAP Financial Measures” section of the Annual MD&A (as defined under the heading “Documents Incorporated by Reference” below) on pages 13 to 14 and the “About non-US GAAP measures” section of the Circular (as defined under the heading “Documents Incorporated by Reference” below) on page 107. Each non-U.S. GAAP financial measure has been defined in the “Glossary” section of the Annual MD&A on pages 42 to 43. The non-GAAP financial measures set out in this Prospectus, including the documents incorporated by reference herein, are intended to provide additional information to investors and do not have any standardized meaning under U.S. GAAP, and therefore may not be comparable to other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
The following documents have been filed with the SEC as part of our registration statement on Form F-10 (the “Registration Statement”): the documents referred to under the heading “Documents Incorporated by Reference”; the consent of Deloitte LLP; the consent of Davies Ward Phillips & Vineberg LLP; the power of attorney of the directors and officers of Fortis; the U.S. Indenture (as defined under the heading “Description of Securities Offered — Debt Securities” below); and the Statement of Eligibility on Form T-1 under the U.S. Trust Indenture Act of 1939 of The Bank of New York Mellon.
DOCUMENTS INCORPORATED BY REFERENCE
Information has been incorporated by reference in this Prospectus from documents filed by us with securities commissions or similar authorities in Canada. Our disclosure documents listed below and filed with the appropriate securities commissions or similar regulatory authorities in each of the provinces of Canada are specifically incorporated by reference into and form an integral part of this Prospectus:
(a)
our Annual Information Form dated February 10, 2022, for the fiscal year ended December 31, 2021;

(b)
our audited consolidated financial statements as at December 31, 2021 and December 31, 2020 and for the fiscal years then ended, together with the notes thereto, and the auditor’s reports thereon of Deloitte LLP dated February 10, 2022;

(c)
our Management Discussion and Analysis of financial condition and results of operations dated February 10, 2022 for the fiscal year ended December 31, 2021 (the “Annual MD&A”);

(d)
our Management Information Circular dated March 18, 2022 prepared in connection with our annual and special meeting of shareholders held on May 5, 2022 (the “Circular”);

(e)
our unaudited comparative interim condensed consolidated financial statements as at September 30, 2022 and for the three and nine months ended September 30, 2022 and 2021, together with the notes thereto; and

(f)
our Management Discussion and Analysis of financial condition and results of operations for the three and nine months ended September 30, 2022 (the “Interim MD&A”).

Any document of the type referred to above or required to be incorporated by reference herein pursuant to National Instrument 44-101 — Short Form Prospectus Distributions, including any material change report (other than any confidential material change report), any business acquisition report, and any “template version” of “marketing materials” (each as defined in National Instrument 41-101 — General Prospectus Requirements) subsequently filed by us with such securities commissions or regulatory authorities in Canada after the date of this Prospectus, and prior to the termination of the distribution under this Prospectus, shall be deemed to be incorporated by reference into this Prospectus.
Documents filed by us with the SEC or similar authorities in Canada which are in our current reports on Form 6-K or annual reports on Form 40-F under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), in each case after the date of this Prospectus, shall be deemed to be incorporated by reference as exhibits to the Registration Statement of which this Prospectus forms a part and, in addition, any other report on Form 6-K and the exhibits thereto shall be deemed to be incorporated by reference into this Prospectus or as exhibits to the Registration Statement, if and to the extent expressly provided in such reports. Our current reports on Form 6-K and our annual reports on Form 40-F are available on the SEC’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) website at www.sec.gov.
Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.
When we file a new annual information form and audited consolidated financial statements and related management discussion and analysis with, and where required, they are accepted by, the applicable securities regulatory authorities during the time that this Prospectus is valid, the previous annual information form, the previous audited consolidated financial statements and related management discussion and analysis and all unaudited interim condensed consolidated financial statements and related management discussion and analysis for such periods, all material change reports and any information circular and business acquisition report filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated by reference in this Prospectus for purposes of future offers and sales of Securities under this Prospectus. Upon new unaudited interim condensed consolidated financial statements and the accompanying management discussion and analysis being filed by us with the applicable securities regulatory authorities during the term of this Prospectus, all unaudited interim condensed consolidated financial statements and accompanying management’s discussion and analysis filed prior to the filing of the new unaudited interim condensed consolidated financial statements shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.
One or more Prospectus Supplements containing the specific variable terms of an offering of Securities and any additional or updated information will be delivered to purchasers of such Securities together with this Prospectus, except in cases where an exemption from such delivery requirements is available, and will be deemed to be incorporated by reference into this Prospectus for the purposes of applicable securities laws as of the date of any such Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.
Copies of the documents incorporated by reference herein may be obtained on request without charge from our Corporate Secretary at Suite 1100, 5 Springdale Street, P.O. Box 8837, St. John’s, Newfoundland and Labrador A1B 3T2 (telephone (709) 737-2800). These documents are also available through the Internet on our website at www.fortisinc.com or on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”), which can be accessed at www.sedar.com. The information contained on, or accessible through, any of these websites is not incorporated by reference into this Prospectus and is not, and should not be considered to be, a part of this Prospectus, unless it is explicitly so incorporated.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the informational requirements of the Exchange Act and in accordance therewith file reports and other information with the SEC. Under MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the U.S. Any information filed with the SEC is electronically available on EDGAR, and may be accessed at www.sec.gov.
We have filed with the SEC a Registration Statement under the U.S. Securities Act of 1933, as amended, with respect to the Securities offered by this Prospectus. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the Securities offered in this Prospectus, reference is made to the Registration Statement and to the schedules and exhibits filed therewith. Statements contained in this Prospectus as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. In connection with any offering of Securities, we will prepare a Prospectus Supplement that will contain specific information about the terms of such offering and the Prospectus Supplement will be delivered to purchasers of such Securities together with this Prospectus except in cases where an exemption from such delivery requirements is available. The Prospectus Supplement may also add, update or change information contained in this Prospectus.
PRESENTATION OF FINANCIAL INFORMATION
Financial statements incorporated by reference herein have been prepared in accordance with U.S. GAAP. Certain calculations included in tables and other figures in this Prospectus have been rounded for clarity of presentation.
CURRENCY AND EXCHANGE RATE INFORMATION
This Prospectus contains references to U.S. dollars and Canadian dollars. All dollar amounts referenced, unless otherwise indicated, are expressed in Canadian dollars. References to “$” or “C$” are to Canadian dollars and references to “US$” are to U.S. dollars. The following table shows, for the years and dates indicated, certain information regarding the Canadian dollar/U.S. dollar exchange rate. The information is based on the closing exchange rate as reported by Bloomberg. Such exchange rate on November 17, 2022 was C$1.3328 = US$1.00.
	Period End	Average	Low	High
	(C$ per US$)
Year ended December 31,
2021	1.2637	1.2535	1.2007	1.2964
2020	1.2725	1.3424	1.2688	1.4668
Quarter ended,
September 30, 2022	1.3829	1.3061	1.2746	1.3751
June 30, 2022	1.2873	1.2765	1.2453	1.3057
March 31, 2022	1.2505	1.2607	1.2430	1.2901
FORTIS
We are a well-diversified leader in the North American regulated electric and gas utility industry, with revenue of C$9.4 billion and C$7.9 billion for the year ended December 31, 2021 and the nine months ended September 30, 2022, respectively, and total assets of C$58 billion as at December 31, 2021.
Regulated utilities account for 99% of our assets with the remainder primarily attributable to non-regulated energy infrastructure. Our 9,100 employees serve 3.4 million utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries. As at December 31, 2021, 66% of our assets were located outside Canada and 57% of 2021 revenue was derived from foreign operations.
Our business segments are:
(a)
Regulated Independent Transmission — United States: consisting of the electric transmission operations of ITC Holdings Corp. (“ITC”), which is our indirect subsidiary, with Eiffel Investment Pte Ltd (an affiliate of GIC Pte Ltd.) owning a 19.9% interest in ITC. ITC’s business consists primarily of the electric transmission operations of ITC’s regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC (“ITC Midwest”), ITC Great Plains, LLC and ITC Interconnection LLC. ITC owns and operates high-voltage transmission systems in Michigan’s Lower Peninsula and portions of Iowa, Minnesota, Illinois, Missouri, Kansas and Oklahoma that transmit electricity from generating stations to local distribution facilities connected to ITC’s systems;

(b)
Regulated Electric & Gas Utilities — United States: consisting of vertically integrated electrical and gas utilities in the state of Arizona: Tucson Electric Power Company (“TEP”), UNS Electric, Inc.

and UNS Gas, Inc., each a subsidiary of UNS Energy Corporation (“UNS”); together with Central Hudson Gas & Electric Corporation, a regulated transmission and distribution utility located in New York State’s Mid-Hudson River Valley;
(c)
Regulated Electric & Gas Utilities — Canadian and Caribbean: consisting of: (i) FortisBC Energy Inc. (“FortisBC Energy”), the largest distributor of natural gas in British Columbia, serving residential, commercial and industrial and transportation customers in more than 135 communities; (ii) FortisAlberta Inc., a regulated electric distribution utility serving a substantial portion of southern and central Alberta; (iii) FortisBC Inc., an integrated, regulated electric utility serving the southern interior of British Columbia; (iv) Newfoundland Power Inc., a regulated electric utility that operates throughout the island portion of the Province of Newfoundland and Labrador; (v) Maritime Electric Company, Limited, a regulated electric utility on Prince Edward Island; (vi) FortisOntario Inc., which provides regulated, integrated electric utility service in Fort Erie, Cornwall, Gananoque, Port Colborne and the District of Algoma in Ontario; (vii) a 39% equity investment in the Wataynikaneyap Power Limited Partnership, a power project in Ontario in the development stage; (viii) an indirect approximate 60% controlling ownership interest in Caribbean Utilities Company, Ltd., an integrated electric utility in Grand Cayman, Cayman Islands, the Class A Ordinary Shares of which are listed on the TSX under the symbol CUP.U; (ix) FortisTCI Limited and Turks and Caicos Utilities Limited, integrated electric utilities on the Turks and Caicos Islands; and (x) an approximate 33% equity investment in Belize Electricity Limited, an integrated electric utility in Belize;

(d)
Non-Regulated — Energy Infrastructure: consisting of (i) the Aitken Creek natural gas storage facility in British Columbia; and (ii) the 25-MW Mollejon, 7-MW Chalillo and 19-MW Vaca hydroelectric generating facilities in Belize; and

(e)
Non-Regulated — Corporate and Other: captures expenses and revenues not specifically related to any reportable segment and those business operations that are below the required threshold for segmented reporting, including our net corporate expenses and non-regulated holding company expenses.

RECENT DEVELOPMENTS
FERC Complaint Relating to ITC Midwest
On November 2, 2022, the Federal Energy Regulatory Commission (“FERC”) denied the complaint filed by the Iowa Coalition for Affordable Transmission (“ICAT”), including Alliant Energy Corporation, which sought to lower ITC Midwest’s equity ratio from 60% to 53%. FERC concluded that ICAT had not demonstrated that ITC Midwest failed the three-prong test for permitting the use of its actual capital structure for rate-making purposes.
SHARE CAPITAL OF FORTIS
Our authorized share capital consists of an unlimited number of Common Shares, an unlimited number of First Preference Shares issuable in series and an unlimited number of Second Preference Shares issuable in series, in each case without nominal or par value.
As at November 17, 2022, 480,308,482 Common Shares, 5,000,000 First Preference Shares, Series F, 9,200,000 First Preference Shares, Series G, 7,665,082 First Preference Shares, Series H, 2,334,918 First Preference Shares, Series I, 8,000,000 First Preference Shares, Series J, 10,000,000 First Preference Shares, Series K, and 24,000,000 First Preference Shares, Series M, were issued and outstanding. Our Common Shares, First Preference Shares, Series F, First Preference Shares, Series G, First Preference Shares, Series H, First Preference Shares, Series I, First Preference Shares, Series J, First Preference Shares, Series K and First Preference Shares, Series M are listed on the TSX under the symbols “FTS”, “FTS.PR.F”, “FTS.PR.G”, “FTS.PR.H”, “FTS.PR.I”, “FTS.PR.J”, “FTS.PR.K” and “FTS.PR.M”, respectively. Our Common Shares are also listed on the NYSE under the symbol “FTS”.

EARNINGS COVERAGE RATIOS
The applicable Prospectus Supplement will provide, as required, the earnings coverage ratios with respect to the issuance of Securities pursuant to such Prospectus Supplement.
DIVIDEND POLICY
Dividends on the Common Shares are declared at the discretion of our Board of Directors. We paid cumulative cash dividends on our Common Shares of $2.05 in 2021, $1.9375 in 2020 and $1.8275 in 2019. On November 18, 2021, our Board of Directors declared a first quarter dividend of $0.535 per Common Share, which was paid on March 1, 2022 to holders of record on February 15, 2022. On February 10, 2022, our Board of Directors declared a second quarter dividend of $0.535 per Common Share, which was paid on June 1, 2022 to holders of record on May 17, 2022. On July 27, 2022, our Board of Directors declared a third quarter dividend of $0.535 per Common Share, which was paid on September 1, 2022 to holders of record on August 19, 2022. On September 28, 2022, our Board of Directors declared a fourth quarter dividend of $0.565 per Common Share, which will be paid on December 1, 2022 to holders of record on November 17, 2022. On November 17, 2022, our Board of Directors declared a first quarter dividend for 2023 of $0.565 per Common Share, which will be paid on March 1, 2023 to holders of record on February 15, 2023. We have increased our annual Common Share dividend payment for 49 consecutive years.
In October 2022, we provided updated dividend growth guidance targeting annual dividend growth of 4 – 6% through 2027. We expect long-term growth in rate base will drive earnings that support dividend growth and reduce our dividend payout ratio over time to be in line with historical levels. The dividend growth guidance will also provide flexibility to fund more capital projects with internally generated funds and is premised on the assumptions of management described in this Prospectus under the heading “Special Note Regarding Forward-Looking Information” and in our Interim MD&A under the heading “Forward-Looking Information”.
Regular quarterly dividends at the prescribed annual rate have been paid on all of the First Preference Shares, Series F; First Preference Shares, Series G; First Preference Shares, Series H; First Preference Shares, Series I; First Preference Shares, Series J; First Preference Shares, Series K; and First Preference Shares, Series M (collectively, the “Outstanding First Preference Shares”). Our Board of Directors declared a first quarter dividend on the Outstanding First Preference Shares on November 18, 2021, in each case in accordance with the applicable prescribed annual rate or floating rate, as the case may be, which was paid on March 1, 2022 to holders of record on February 15, 2022. On February 10, 2022, our Board of Directors declared a second quarter dividend on the Outstanding First Preference Shares, in accordance with the applicable prescribed annual rate or floating rate, as the case may be, in each case which was paid on June 1, 2022 to holders of record on May 17, 2022. On July 27, 2022, our Board of Directors declared a third quarter dividend on the Outstanding First Preference Shares, in accordance with the applicable prescribed annual rate or floating rate, as the case may be, in each case which was paid on September 1, 2022 to holders of record on August 19, 2022. On September 28, 2022, our Board of Directors declared a fourth quarter dividend on the Outstanding First Preference Shares, in accordance with the applicable prescribed annual rate or floating rate, as the case may be, in each case to be paid on December 1, 2022 to holders of record on November 17, 2022. On November 17, 2022, our Board of Directors declared a first quarter dividend for 2023 on the Outstanding First Preference Shares, in accordance with the applicable prescribed annual rate or floating rate, as the case may be, in each case to be paid on March 1, 2023 to holders of record on February 15, 2023.
DESCRIPTION OF SECURITIES OFFERED
Common Shares
Common Shares may be offered separately or together with First Preference Shares, Second Preference Shares, Subscription Receipts or Debt Securities under this Prospectus. Common Shares may also be issuable on conversion or exchange of certain Debt Securities and Subscription Receipts qualified for issuance under this Prospectus.
Each Common Share offered hereunder will have the terms described below.

Dividends
Dividends on Common Shares are declared at the discretion of our Board of Directors. Holders of Common Shares are entitled to dividends on a pro rata basis if, as and when declared by our Board of Directors. Subject to the rights of the holders of First Preference Shares and Second Preference Shares and any of our other classes of shares entitled to receive dividends in priority to or rateably with the holders of the Common Shares, our Board of Directors may declare dividends on the Common Shares to the exclusion of any of our other classes of shares.
Liquidation, Dissolution or Winding-Up
On our liquidation, dissolution or winding-up, holders of Common Shares are entitled to participate rateably in any distribution of our assets, subject to the rights of holders of the First Preference Shares and Second Preference Shares and any of our other classes of shares entitled to receive our assets on such a distribution in priority to or rateably with the holders of the Common Shares.
Voting Rights
Holders of the Common Shares are entitled to receive notice of and to attend all annual and special meetings of our shareholders, other than separate meetings of holders of any other class or series of shares, and to one vote in respect of each Common Share held at such meetings.
First Preference Shares
The following is a summary of the material rights, privileges, conditions and restrictions attached to the First Preference Shares as a class. The specific terms of the First Preference Shares, including the currency in which First Preference Shares may be purchased and redeemed and the currency in which any dividend is payable, if other than Canadian dollars, and the extent to which the general terms described in this section apply to those First Preference Shares, will be set forth in the applicable Prospectus Supplement. One or more series of First Preference Shares may be sold separately or together with Common Shares, Second Preference Shares, Subscription Receipts or Debt Securities under this Prospectus.
Issuance in Series
Our Board of Directors may from time to time issue First Preference Shares in one or more series. Prior to issuing shares in a series, our Board of Directors is required to fix the number of shares in the series and determine the designation, rights, privileges, restrictions and conditions attaching to that series of First Preference Shares.
Priority
The shares of each series of First Preference Shares rank on a parity with the First Preference Shares of every other series and in priority to all of our other shares, including the Second Preference Shares, as to the payment of dividends, return of capital and the distribution of our assets in the event of a liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding-up our affairs. Each series of First Preference Shares participates rateably with every other series of First Preference Shares in respect of accumulated cumulative dividends and returns of capital if any amount of cumulative dividends, whether or not declared, or amount payable on the return of capital in respect of a series of First Preference Shares, is not paid in full.
Voting
The holders of the First Preference Shares are not entitled to any voting rights as a class except to the extent that voting rights may from time to time be attached to any series of First Preference Shares, and except as provided by law or as described below under “— Modification”. At any meeting of the holders of First Preference Shares, each holder shall have one vote in respect of each First Preference Share held.
Redemption
Subject to the provisions of the Corporations Act (Newfoundland and Labrador) and any provisions relating to any particular series, we, upon giving proper notice, may redeem out of capital or otherwise at any time, or from time to time, the whole or any part of the then outstanding First Preference Shares of any one or more series on payment for each such First Preference Share of such price or prices as may be applicable to such series. Subject to the foregoing, if only a part of the then outstanding First Preference Shares of any particular series is at any time redeemed, the shares to be redeemed will be selected by lot in such manner as our Board of Directors or the transfer agent for the First Preference Shares, if any, decide, or if our Board of Directors so determine, may be redeemed pro rata disregarding fractions.
Modification
The class provisions attached to the First Preference Shares may only be amended with the prior approval of the holders of the First Preference Shares, in addition to any other approvals required by the Corporations Act (Newfoundland and Labrador) or any other statutory provisions of like or similar effect in force from time to time. The approval of the holders of the First Preference Shares with respect to any and all matters may be given by at least two-thirds of the votes cast at a meeting of the holders of the First Preference Shares duly called for that purpose.
Second Preference Shares
The rights, privileges, conditions and restrictions attaching to the Second Preference Shares are substantially identical to those attaching to the First Preference Shares, except that the Second Preference Shares are junior to the First Preference Shares with respect to the payment of dividends, repayment of capital and the distribution of our assets in the event of a liquidation, dissolution or winding up.
The specific terms of the Second Preference Shares, including the currency in which Second Preference Shares may be purchased and redeemed and the currency in which any dividend is payable, if other than Canadian dollars, and the extent to which the general terms described in this Prospectus apply to those Second Preference Shares, will be set forth in the applicable Prospectus Supplement. One or more series of Second Preference Shares may be sold separately or together with Common Shares, First Preference Shares, Subscription Receipts or Debt Securities under this Prospectus.
Subscription Receipts
Subscription Receipts may be offered separately or together with Common Shares, First Preference Shares, Second Preference Shares or Debt Securities, as the case may be. Subscription Receipts will be issued under a subscription receipt agreement (the “Subscription Receipt Agreement”) that will be entered into between us and the escrow agent (the “Escrow Agent”) at the time of issuance of the Subscription Receipts. Each Escrow Agent will be a financial institution authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriter or agent.
The Subscription Receipt Agreement will provide each initial purchaser of Subscription Receipts with a non-assignable contractual right of rescission following the issuance of any Common Shares, First Preference Shares, Second Preference Shares or Debt Securities, as applicable, to such purchaser upon the exchange of the Subscription Receipts if this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, or any amendment hereto or thereto contains a misrepresentation, as such term is defined in the Securities Act (Ontario). This contractual right of rescission will entitle such initial purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Securities issued in exchange therefor, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. This right of rescission will not extend to any holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser on the open market or otherwise.
The applicable Prospectus Supplement will include details of the Subscription Receipt Agreement covering the Subscription Receipts being offered. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. A copy of the Subscription Receipt Agreement will be filed by us with securities regulatory authorities after it has been entered into by us and will be available on our SEDAR profile at www.sedar.com.

This section describes the general terms that will apply to any Subscription Receipts being offered. The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. The particular terms of each issue of Subscription Receipts that will be described in the related Prospectus Supplement will include, where applicable:
(a)
the number of Subscription Receipts;

(b)
the price at which the Subscription Receipts will be offered;

(c)
conditions for the exchange of Subscription Receipts into Common Shares, First Preference Shares, Second Preference Shares or Debt Securities, as the case may be (the “Release Conditions”), and the consequences of such conditions not being satisfied;

(d)
the procedures for the exchange of the Subscription Receipts into Common Shares, First Preference Shares, Second Preference Shares or Debt Securities;

(e)
the number of Common Shares, First Preference Shares, Second Preference Shares or Debt Securities to be exchanged for each Subscription Receipt;

(f)
the aggregate principal amount, currency or currencies, denominations and terms of the series of Common Shares, First Preference Shares, Second Preference Shares or Debt Securities that may be exchanged upon exercise of each Subscription Receipt;

(g)
the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

(h)
the dates or periods during which the Subscription Receipts may be exchanged into Common Shares, First Preference Shares, Second Preference Shares or Debt Securities;

(i)
the identity of the Escrow Agent;

(j)
the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of such Subscription Receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”) pending satisfaction of the Release Conditions;

(k)
the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to us upon satisfaction of the Release Conditions and if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the Subscription Receipts;

(l)
procedures for the payment by the Escrow Agent to holders of such Subscription Receipts of an amount equal to all or a portion of the subscription price of their Subscription Receipts, plus any additional amounts provided for in the Subscription Receipt Agreement, if the Release Conditions are not satisfied;

(m)
any contractual right of rescission to be granted to initial purchasers of such Subscription Receipts in the event that this Prospectus, the Prospectus Supplement under which Subscription Receipts are issued or any amendment hereto or thereto contains a misrepresentation;

(n)
material U.S. and Canadian federal income tax consequences of owning the Subscription Receipts; and

(o)
any other material terms and conditions of the Subscription Receipts.

Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the securities to be received on the exchange of the Subscription Receipts.
Escrow
The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to us (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive payment of an amount equal to all or a portion of the subscription price for their Subscription Receipts, plus any additional amounts provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement.
Modifications
The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the Subscription Receipts issued thereunder may be made by way of a resolution of holders of Subscription Receipts at a meeting of such holders or by way of consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement. The Subscription Receipt Agreement will also specify that we may amend the Subscription Receipt Agreement and the Subscription Receipts, without the consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holder of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.
Debt Securities
Debt Securities, which will be our direct senior or subordinated obligations, may be offered separately or together with Common Shares, First Preference Shares, Second Preference Shares or Subscription Receipts under this Prospectus, or on conversion or exchange of any such Securities. The particular terms and provisions of a series of Debt Securities offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in the applicable Prospectus Supplement.
Debt Securities may be issued under a trust indenture dated as of October 4, 2016 between us, The Bank of New York Mellon, as the U.S. trustee, and BNY Trust Company of Canada, as the Canadian co-trustee (the “U.S. Indenture”), or under a trust indenture dated as of December 12, 2016 between us and Computershare Trust Company of Canada (the “Canadian Indenture”), a copy of each of which has been filed on our SEDAR profile at www.sedar.com, as supplemented from time to time. Debt Securities issued under the Canadian Indenture will not be offered or sold to persons in the U.S. pursuant to this Prospectus. Debt Securities may also be issued under new indentures between us and a trustee or trustees as will be described in a Prospectus Supplement for such Debt Securities (collectively, with the U.S. Indenture and the Canadian Indenture, the “Indentures”). A copy of any Indenture or supplement thereto entered into by us will be filed with securities regulatory authorities and will be available on our SEDAR profile at www.sedar.com.
This Prospectus does not qualify a distribution of Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify a distribution of Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers’ acceptance rate, or to recognized market benchmark interest rates.
We conduct our business primarily through our subsidiaries. Accordingly, our ability to meet our obligations under the Debt Securities is dependent primarily on the earnings and cash flows of those subsidiaries and the ability of those subsidiaries to pay dividends or to advance or repay funds to us. Our subsidiaries are separate legal entities and have no independent obligation to pay dividends to us. Prior to paying dividends to us, the subsidiaries have financial obligations that must be satisfied, including among others, their operating expenses and obligations to creditors. Furthermore, our regulated utilities are required by regulation to maintain a minimum equity-to-total capital ratio that may restrict their ability to pay dividends to us or may require that we contribute capital. The future enactment of laws or regulations may prohibit or further restrict the ability of our subsidiaries to pay upstream dividends or to repay intercorporate indebtedness. In addition, the rights that we and our creditors would have to participate in the assets of any such subsidiary upon the subsidiary’s liquidation or recapitalization will be subject to the prior claims of the subsidiary’s creditors. Certain of our subsidiaries have incurred substantial amounts of debt in the operations and expansion of their businesses, and we anticipate that certain of our subsidiaries will continue to do so in the future.
Holders of Debt Securities will generally have a junior position to claims of creditors of our subsidiaries, including trade creditors, debt holders, secured creditors, taxing authorities, guarantee holders and any holders of preference or preferred shares. In addition to trade debt, certain of our operating subsidiaries have ongoing corporate debt programs used to finance their business activities. The Debt Securities will be effectively subordinated to any of our existing and future secured obligations to the extent of the value of the collateral securing such obligations. The Debt Securities will be structurally subordinated to all liabilities and any preference or preferred shares of our subsidiaries.
As of November 17, 2022, on a consolidated basis (including securities due within one year), we and our operating subsidiaries had approximately $28.3 billion of outstanding debt, of which approximately $23.8 billion was subsidiary debt. Unless otherwise specified in a Prospectus Supplement, the Indentures do not limit, and future Indentures will not limit, the amount of indebtedness or preference or preferred shares issuable by our subsidiaries.
The following description of the Debt Securities is only a summary and is not intended to be comprehensive. For additional information you should refer to the Indenture under which such Debt Securities are issued.
General
The Indentures will not limit the amount of Debt Securities that we may issue thereunder. We may issue Debt Securities from time to time under an Indenture in one or more series by entering into supplemental indentures or by our Board of Directors or a duly authorized committee authorizing the issuance. The Debt Securities of a series need not be issued at the same time, bear interest at the same rate or mature on the same date.
The Prospectus Supplement for a particular series of Debt Securities will disclose the specific terms of such Debt Securities, including the price or prices at which the Debt Securities to be offered will be issued. Those terms may include some or all of the following:
(a)
the title of the series;

(b)
the total principal amount of the Debt Securities of the series;

(c)
the date or dates on which principal is payable or the method for determining the date or dates, and any right that we have to change the date on which principal is payable;

(d)
the interest rate or rates, if any, or the method for determining the rate or rates, and the date or dates from which interest will accrue;

(e)
any interest payment dates and the regular record date for the interest payable on each interest payment date, if any;

(f)
whether we may extend the interest payment periods and, if so, the terms of the extension;

(g)
the place or places where payments will be made;

(h)
whether we have the option to redeem the Debt Securities and, if so, the terms of such redemption option;

(i)
any obligation that we have to redeem the Debt Securities through a sinking fund or to purchase the Debt Securities through a purchase fund or at the option of the holder;

(j)
any conversion or exchange right granted to holders, the terms and conditions thereof and the number and designation of the securities to be received by holders on any such conversion or exchange;

(k)
the currency in which the Debt Securities may be purchased and in which the principal and any interest is payable;

(l)
if payments may be made, at our election or at the holder’s election, in a currency other than that in which the Debt Securities are stated to be payable, then the currency in which those payments may be made, the terms and conditions of the election and the manner of determining those amounts;

(m)
the portion of the principal payable upon acceleration of maturity, if other than the entire principal;

(n)
whether the Debt Securities will be issuable as global securities and, if so, the securities depositary;

(o)
the events of default or covenants with respect to the Debt Securities;

(p)
any index or formula used for determining principal, premium or interest;

(q)
the terms of the subordination of any series of subordinated debt;

(r)
if the principal payable on the maturity date will not be determinable on one or more dates prior to the maturity date, the amount which will be deemed to be such principal amount or the manner of determining it;

(s)
the person to whom any interest shall be payable if other than the person in whose name the Debt Security is registered on the regular record date for such interest payment; and

(t)
any other terms.

The Debt Securities offered pursuant to this Prospectus and any Prospectus Supplement may be represented by instalment receipts, the particular terms and provisions of which will be described in the applicable Prospectus Supplement and set out in an instalment receipt and pledge agreement. Any such instalment receipt will evidence, among other things, (a) the fact that a first instalment payment has been made in respect of the Debt Securities represented thereby and (b) the beneficial ownership of the Debt Securities represented by the instalment receipt, subject to a pledge of such Debt Securities securing the obligation to pay the balance outstanding under such Debt Securities on or prior to a certain date. A copy of any such instalment receipt and pledge agreement will be filed by us with securities regulatory authorities after it has been entered into and will be available on our SEDAR profile at www.sedar.com.
CHANGES IN SHARE AND LOAN CAPITAL STRUCTURE
The following describes the changes in our share and loan capital structure since September 30, 2022:
(a)
there were no changes in our issued and outstanding Common Shares during the period from October 1, 2022 up to and including November 17, 2022; and

(b)
during the period from October 1, 2022 up to and including November 17, 2022, our consolidated long-term debt, capital lease and finance obligations, including current portions and committed credit facility borrowings classified as long-term debt decreased by approximately $500 million, principally due to changes in the U.S. dollar to Canadian dollar exchange rate during the period.

PRIOR SALES AND TRADING PRICES AND VOLUME
Prior sales will be provided, as required, in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.
Trading prices and volume of the Common Shares and the First Preference Shares will be provided, as required, in each Prospectus Supplement to this Prospectus.
USE OF PROCEEDS
We intend to use the net proceeds from the sale of Securities to repay indebtedness, to directly or indirectly finance future growth opportunities and/or for general corporate purposes. Specific information about the use of net proceeds of any offering of Securities under this Prospectus will be set forth in the applicable Prospectus

Supplement. We may invest funds which we do not immediately use. Such investments may include short-term marketable investment grade securities denominated in Canadian dollars, U.S. dollars or other currencies. We may, from time to time, issue securities other than pursuant to this Prospectus.
PLAN OF DISTRIBUTION
We and any Selling Securityholder may sell the Securities, separately or together, to or through one or more underwriters or dealers, purchasing as principals for public offering and sale by them, and may also sell Securities to one or more other purchasers directly or through agents. Securities sold to the public pursuant to this Prospectus may be offered and sold exclusively in Canada or the U.S., or in both jurisdictions. The Prospectus Supplement relating to an offering of Securities will indicate the jurisdiction or jurisdictions in which such offering is being made to the public. Each Prospectus Supplement will set out the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price or prices of the Securities (or the manner of determination thereof if offered on a non-fixed price basis, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102), and the proceeds to us or the applicable Selling Securityholder from the sale of the Securities. Only underwriters, dealers or agents so named in the Prospectus Supplement are deemed to be underwriters, dealers or agents, as the case may be, in connection with the Securities offered thereby.
The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a bona fide effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters, dealers or agents will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters, dealers or agents to us or the applicable Selling Securityholder.
If underwriters or dealers purchase Securities as principals, the Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters or dealers to purchase those Securities will be subject to certain conditions precedent, and the underwriters or dealers will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time.
The Securities may also be sold directly by us or any Selling Securityholder in accordance with applicable securities laws at prices and upon terms agreed to by the purchaser and us or the Selling Securityholder, as applicable, or through agents designated by us or the Selling Securityholder, as applicable, from time to time. Any agent involved in the offering and sale of Securities pursuant to a particular Prospectus Supplement will be named, and any commissions payable by us or the Selling Securityholder, as applicable, to that agent will be set forth, in such Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent would be acting on a best efforts basis for the period of its appointment.
In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from us or the Selling Securityholder, as applicable, in the form of commissions, concessions and discounts. Any such commissions may be paid out of our or the Selling Securityholder’s general funds, as applicable, or the proceeds of the sale of Securities. Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreement to be entered into with the us or the Selling Securityholder, as applicable, to indemnification by us or the Selling Securityholder, as applicable, against certain liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.
In connection with any offering of Securities, other than an “at-the-market distribution”, the applicable Prospectus Supplement will set forth any intention by the underwriters, dealers or agents to offer, allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those Securities under this Prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases.
No underwriter or dealer involved in an “at-the-market distribution”, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer may over-allot Securities in connection with the distribution or may effect any other transactions that are intended to stabilize or maintain the market price of the Securities in connection with an “at-the-market distribution”.
SELLING SECURITYHOLDERS
This Prospectus may also, from time to time, relate to the offering of Securities by way of a secondary offering by certain Selling Securityholders. The terms under which the Securities may be offered by Selling Securityholders will be described in the applicable Prospectus Supplement. The Prospectus Supplement for or including any offering of Securities by Selling Securityholders will include, without limitation, where applicable:
(a)
the names of the Selling Securityholders;

(b)
the number and type of Securities owned, controlled or directed by each of the Selling Securityholders;

(c)
the number of Securities being distributed for the account of each Selling Securityholder;

(d)
the number of Securities to be owned, controlled or directed by the Selling Securityholders after the distribution and the percentage that number or amount represents out of the total number of outstanding Securities of the relevant class;

(e)
whether the Securities are owned by the Selling Securityholders, both of record and beneficially, of record only or beneficially only;

(f)
if the Selling Securityholder purchased any of the Securities held by it in the 24 months preceding the date of the Prospectus Supplement, the date or dates on which the Selling Securityholders acquired the Securities; and

(g)
if the Selling Securityholder acquired the Securities held by it in the 12 months preceding the date of the Prospectus Supplement, the cost thereof to the Selling Securityholder in the aggregate and on a per security basis.

CERTAIN INCOME TAX CONSIDERATIONS
The applicable Prospectus Supplement will describe certain material Canadian federal income tax consequences to an investor of the acquisition, ownership and disposition of any Securities offered thereunder. The applicable Prospectus Supplement may also describe certain U.S. federal income tax considerations generally applicable to the acquisition, ownership and disposition of any Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code).
RISK FACTORS
An investment in the Securities involves certain risks. A prospective purchaser of Securities should carefully consider the risk factors described under:
(a)
the heading “Business Risks” found on pages 25 to 31 of the Annual MD&A; and

(b)
the heading “Business Risks” found on page 18 of the Interim MD&A,

each of which is incorporated by reference herein. In addition, prospective purchasers of Securities should carefully consider, in light of their own financial circumstances, the risk factors set out below, as well as the other information contained in this Prospectus (including the documents incorporated by reference herein) and in all subsequently filed documents incorporated by reference and those described in a Prospectus Supplement relating to a specific offering of Securities, before making an investment decision.
As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of otherwise applicable SEC and NYSE requirements.
As a foreign private issuer, in reliance on NYSE rules that permit a foreign private issuer to follow the corporate governance practices of its home country, we will be permitted to follow certain Canadian corporate governance practices instead of those otherwise required under the corporate governance standards for U.S. domestic issuers. We follow Canadian home country practices with regard to obtaining shareholder approval for certain dilutive events. We may in the future elect to follow Canadian home country practices with regard to other matters such as the formation and composition of our Board of Directors, our audit, human resources and governance and sustainability committees and separate sessions of independent directors. Accordingly, our investors may not be afforded the same protection as provided under NYSE corporate governance rules. Following Canadian home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NYSE may provide less protection than is accorded to investors in U.S. domestic issuers.
As a foreign private issuer, we will not be subject to the provisions of Regulation FD or U.S. proxy rules and will be exempt from filing certain Exchange Act reports, which could result in the Securities being less attractive to investors.
As a foreign private issuer, we will be exempt from a number of requirements under U.S. securities laws that apply to public companies that are not foreign private issuers. In particular, we will be exempt from the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the insider reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file annual and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic issuers whose securities are registered under the Exchange Act and we will generally be exempt from filing quarterly reports with the SEC under the Exchange Act. We will also be exempt from the provisions of Regulation FD, which prohibits the selective disclosure of material non-public information to, among others, broker-dealers and holders of a company’s securities under circumstances in which it is reasonably foreseeable that the holder will trade in the company’s securities on the basis of the information. Even though we intend to comply voluntarily with Regulation FD, these exemptions and leniencies will reduce the frequency and scope of information and protections to which you are entitled as an investor.
We will lose our foreign private issuer status if a majority of our common shares are directly or indirectly held by residents of the United States as of the last business day of a completed second fiscal quarter. The loss of our foreign private issuer status would require us to comply with all U.S. securities law requirements applicable to U.S. domestic issuers. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer will be significantly higher than the costs we incur as a Canadian foreign private issuer eligible to use MJDS.
If we cease to be a foreign private issuer, we would not be eligible to use MJDS or other foreign issuer forms and will be required to file periodic and current reports, proxy statements and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to modify certain of our policies to comply with the governance obligations of U.S. domestic issuers. Such modifications will involve additional costs. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements that are available to foreign private issuers with securities listed on the NYSE.
DIRECTORS AND OFFICERS
From October 2018 until April 2021, our director Maura J. Clark served on the board of directors of Garrett Motion Inc. (“Garrett”), a NYSE listed company. On September 20, 2020, Garrett and certain affiliated companies filed petitions in the United States Bankruptcy Court for the Southern District of New

York seeking relief under Chapter 11 of the United States Bankruptcy Code. Garrett emerged from the Chapter 11 proceedings in April 2021.
AUDITORS
Our auditors are Deloitte LLP, 5 Springdale Street, Suite 1000, St. John’s, Newfoundland and Labrador A1E 0E4. Deloitte LLP is independent of us in accordance with the Rules of Professional Conduct of the Association of Chartered Professional Accountants of Newfoundland and Labrador and in accordance with the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board.
LEGAL MATTERS
Unless otherwise specified in a Prospectus Supplement relating to a specific offering of Securities, certain legal matters relating to the offering of Securities will be passed upon on our behalf by Davies Ward Phillips & Vineberg LLP, Toronto. At the date hereof, partners and associates of Davies Ward Phillips & Vineberg LLP own beneficially, directly or indirectly, less than 1% of any of our securities or any of our associates or affiliates.
ENFORCEABILITY OF CIVIL LIABILITIES
We are continued under the laws of the Province of Newfoundland and Labrador, Canada. Some of our directors, the majority of our officers, and some of the experts named in this Prospectus, are residents of Canada, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the U.S. We have appointed an agent for service of process in the U.S., but it may be difficult for holders of Securities who reside in the U.S. to effect service within the U.S. upon those directors, officers and experts who are not residents of the U.S. It may also be difficult for holders of the Securities who reside in the U.S. to realize in the U.S. upon judgments of courts of the U.S. predicated upon our civil liability and the civil liability of our directors and officers and experts under U.S. federal securities laws.
We have filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, we have appointed CT Corporation System, 28 Liberty Street, New York, NY 10005, as our agent for service of process in the U.S. in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against us in a U.S. court arising out of or related to or concerning the offering of the Securities under the Registration Statement.
Additionally, it might be difficult for shareholders to enforce judgments of U.S. courts based solely upon civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the U.S. in a Canadian court against us or any of our non-U.S. resident directors, officers or the experts named in this Prospectus or to bring an original action in a Canadian court to enforce liabilities based on the U.S. federal or state securities laws against such persons.
Eight of our directors, Mr. Paul J. Bonavia, Mr. Lawrence T. Borgard, Ms. Maura J. Clark, Ms. Lisa Crutchfield, Ms. Margarita K. Dilley, Ms. Julie A. Dobson, Ms. Gianna M. Manes and Mr. David G. Hutchens, our President and Chief Executive Officer, reside outside of Canada and each has appointed Fortis Inc., Suite 1100, 5 Springdale Street, P.O. Box 8837, St. John’s, Newfoundland and Labrador A1B 3T2 as agent for service of process. Investors are advised that it may not be possible to enforce judgments obtained in Canada against any person that resides outside of Canada, even if such person has appointed an agent for service of process.
WELL-KNOWN SEASONED ISSUER
On December 6, 2021, the securities regulatory authorities in each of the provinces and territories of Canada each independently adopted a series of substantively harmonized blanket orders, including Ontario Instrument 44-501 — Exemption from Certain Prospectus Requirements for Well-known Seasoned Issuers (Interim Class Order) (together with the equivalent local blanket orders in each of the other provinces and territories of Canada, collectively, the “WKSI Blanket Orders”). The WKSI Blanket Orders came into force on January 4, 2022 and allow “well-known seasoned issuers”, or “WKSIs”, to file a final short form base shelf prospectus as the first public step in an offering, and exempt qualifying issuers from certain disclosure requirements relating to such final short form base shelf prospectus. The Corporation has determined that, on the date hereof, it qualifies as a “well-known seasoned issuer” under the WKSI Blanket Orders.

FORTIS INC.
$500,000,000
COMMON SHARES

PROSPECTUS SUPPLEMENT

September 19, 2023

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